SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

QUARTERLY REPORT

(From January 1, 2015 to September 30, 2015)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” and “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “Q1~Q3” OF A FISCAL YEAR ARE REFERENCES TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30 OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

(1)	Corporate bonds

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Corporate bonds	February 2010	AA-	NICE Information Service Co., Ltd. (AAA ~ D)
May 2010
December 2010
August 2011
June 2012
October 2012
March 2013
June 2013
October 2013

	April 2014	AA
September 2014
April 2015

	February 2010	AA-	Korea Investors Service, Inc. (AAA ~ D)
May 2010
August 2010
February 2011
April 2011
August 2011
October 2011
June 2012
October 2012
June 2013
October 2013

	March 2014	AA
April 2015

	August 2010	AA-	Korea Ratings Corporation (AAA ~ D)
December 2010
February 2011
April 2011
July 2011
October 2011
June 2012
March 2013
June 2013

	March 2014	AA
September 2014
May 2015

a.	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Commercial paper

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Commercial paper	October 2015	A1	Korea Investors Service, Inc. (A1 ~ D)
	October 2015	A1	NICE Information Service Co., Ltd. (A1 ~ D)

a.	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

ø ‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of September 30, 2015)

There were no changes to our issued capital stock during the quarterly reporting period ended September 30, 2015.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of September 30, 2015)

(Unit: share)
Description		Number of shares
A. Total number of shares issued: (1)	Common shares (1)	357,815,700
	Preferred shares	—

B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700
	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2014	2013	2012
Par value (Won)		5,000	5,000	5,000
Profit for the year (million Won) (1)		904,268	426,118	233,204
Earnings per share (Won) (2)		2,527	1,191	652

Total cash dividend amount for the period (million Won)		178,908	—	—

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)		19.78%	—	—
Cash dividend yield (%) (3)	Common shares	1.47%	—	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	500	—	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to us as owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of September 30, 2015, in Korea we operated TFT-LCD and OLED production facilities and a research center in Paju and TFT-LCD production facilities in Gumi. We have also established subsidiaries in the Americas, Europe and Asia.

As of September 30, 2015, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

In order to achieve synergies and strengthen the competitiveness of our OLED business, we plan to acquire the OLED Light business of LG Chem in December 2015 for an estimated acquisition price of approximately ~~W~~160 billion. Such transaction was approved at a meeting of our board of directors in October 2015, and the final agreement for such transaction was signed on November 10, 2015.

2015 Q1~Q3 consolidated operating results highlights

(Unit: In billions of Won)
2015 Q1-Q3	Display business
Sales Revenue	20,888
Gross Profit	3,548
Operating Profit	1,565

B.	Industry

(1)	Industry characteristics and growth potential

•	The entry barriers to manufacture display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•	While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown steady growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Cyclicality

•	The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences periodic volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3)	Market conditions

•	Overall, while there have been some variations in rates of production capacity growth among individual display panel manufacturers, display panel manufacturers have generally slowed their respective rates of production capacity growth since 2011 due to a slowdown in growth of the display panel industry.

•	Most display panel manufacturers are located in Asia.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, etc.

(4)	Market shares

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2015 Q1~Q3	2014	2013
Panels for Televisions (1)	25.4%	25.0%	24.7%
Panels for Monitors	38.7%	32.7%	34.0%
Panels for Notebook Computers (2)	26.7%	27.5%	32.3%
Panels for Tablet Computers	23.4%	27.0%	32.0%

Total	27.8%	26.9%	27.8%

Source: Large-Area Display Market Tracker (formerly, DisplaySearch)

(1)	Includes panels for public displays.
(2)	Includes panels for netbooks.

(5)	Competitiveness

•	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with IPS, Advanced In-cell Touch, OLED and other technologies. With respect to TFT-LCD panels, we are leading the market with our differentiated products with IPS technology, such as our slim and light ultra-high definition (“Ultra HD”) television panels and 21:9 screen aspect ratio ultra-wide IPS curved monitors, and have prepared our production facilities to produce products with Advanced In-cell Touch technology. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied Ultra HD OLED panels for televisions, flexible plastic OLED panels for smartphones, round OLED panels for wearable devices among others and have shown that we are technologically a step ahead of the competition.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)
Business area	Sales type	Items (Market)	Usage	Major trademark	Sales in 2015 Q1~Q3 (%)
Display	Product/ Service/ Other sales	Display panel (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	19,130 (91.6%)
		Display panel (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	1,758 (8.4%)

Total					20,888 (100.0%)

•	Period: January 1, 2015 ~ September 30, 2015.

(1)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the third quarter of 2015 remained relatively stable compared to the second quarter of 2015, while average selling prices of LCD panels exhibited varying trends according to demand by product category. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to change in market conditions.

	(Unit: US$ / m2)
Description	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3
Display panel (1)(2)	622	620	652	773	658

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

	(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost (1)	Ratio (%)	Suppliers
Display	Raw materials	Glass	Display panel manufacturing	1,153	9.98%	NEG, Asahi Glass, etc.
		Backlight		2,296	19.88%	HeeSung Electronics, etc.
		Polarizer		1,800	15.58%	LG Chem, etc.
		Others		6,304	54.57%

Total				11,553	100.0%

•	Period: January 1, 2015 ~ September 30, 2015.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

	(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2015 Q1~Q3(1)	2014(2)	2013(2)
Display	Display panel	Gumi, Paju, Guangzhou	7,284	9,573	8,562

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the period multiplied by the number of months in the period (i.e., 9 months).
(2)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

	(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2015 Q1~Q3	2014	2013
Display	Display panel	Gumi, Paju, Guangzhou	6,468	8,425	7,670

•	Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization ratio

	(Unit: Hours, except percentages)
Production facilities	Available working hours in 2015 Q1~Q3	Actual working hours in 2015 Q1~Q3	Average utilization ratio
Gumi	6,552 (1) (273 days) (2)	6,324 (1) (263.5 days) (2)	96.5%
Paju	6,552 (1) (273 days) (2)	6,552 (1) (273 days) (2)	100.0%
Guangzhou	6,552 (1) (273 days) (2)	6,552 (1) (273 days) (2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2014, our total capital expenditures on a cash out basis was ~~W~~3 trillion. In 2015, we currently expect that our total capital expenditures on a cash out basis will be ~~W~~3 trillion or less in anticipation of funding the production of future display products and leading the market for OLED panels, as well as investing in our production facilities to respond to increases in demand for large-sized panels. Such amount is subject to change depending on business conditions and market environment.

5.	Sales

A.	Sales performance

	(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2015 Q1~Q3	2014	2013
Display	Products, etc.	Display panel	Overseas (1)	19,130	23,847	24,341
			Korea (1)	1,758	2,609	2,692

			Total	20,888	26,456	27,033

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

•	As of September 30, 2015, each of our television, IT/mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

Sales of our products take place through one of the following two routes:

•	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

•	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, led the television market with our OLED and other market leading television panels, increased the proportion of sales of our differentiated television panels, such as our Ultra HD and large television panels, in our product mix and strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•	In the smartphone, industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, Advanced In-cell Touch and other technologies.

(5)	Purchase orders

•	Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•	Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers. Our main competitors in the industry include Samsung Display, AU Optronics, Innolux, Sharp, BOE, CSOT, Japan Display, CPT, HannStar and Panasonic LCD.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. As of September 30, 2015, we had not entered into any such contract for currency related derivative products.

7.	Derivative Contracts

A.	Currency risks

•	We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

•	Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won and the U.S. dollar.

•	In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

B.	Interest rate risks

•	Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology

Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology, etc.

9.	Research & Development

A.	Summary of R&D-related expenditures

	(Unit: In millions of Won, except percentages)
Items		2015 Q1~Q3	2014	2013
Material Cost		500,589	762,008	586,901
Labor Cost		391,729	542,857	500,705
Depreciation Expense		168,165	249,306	319,854
Others		128,560	233,422	267,320

Total R&D-Related Expenditures		1,189,043	1,787,593	1,674,780

Accounting Treatment (1)	Selling & Administrative Expenses	909,035	1,164,294	1,095,727
	Manufacturing Cost	121,695	356,218	456,818
	Development Cost (Intangible Assets)	158,313	267,081	122,235
R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		5.7%	6.8%	6.2%

(1)	For accounting purposes, R&D-related expenditures are recognized in accordance with our financial statements.

B.	R&D achievements

Achievements in 2013

(1)	Developed 19.5-inch desktop monitor product

•	Developed new display panel size for desktop monitor products

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

(2)	Developed 11.6-inch Tab Book product applying GF2 touch technology

•	Applied GF2 direct bonding process

(3)	Developed 5.0-inch and 5.5-inch high resolution (over 400 PPI) smartphone products applying AH-IPS technology

•	Luminance increased by 10% compared to conventional panels (5.0-inch FHD panel has 403 PPI and 5.5-inch FHD panel has 440 PPI)

•	Developed new source D-IC to drive 4 lanes of MIPI with speeds of up to 1 Gbps per lane

(4)	Developed the world’s first 60-inch three-side borderless product

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides with a borderless like bottom design

(5)	Developed the world’s first 47-inch and 55-inch FHD TV product with 2.3 mm narrow bezels

•	Achieved optimal slim design by minimizing bezel width to 2.3 mm

(6)	Developed 55-inch and 65-inch Ultra HD products with narrow bezels

•	Ultra HD (55-inch model has 80 PPI and 65-inch model has 68 PPI)

•	Achieved high transmittance panel by applying 1 Gate 1 Data structure

•	Achieved narrow bezels (55-inch model has 6.9 mm and 65-inch has 7.5 mm) by optimizing panel and mechanical design

(7)	Developed 42-inch, 47-inch and 55-inch FHD three-side borderless products with direct backlight units

•	Borderless design made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

(8)	Developed 5-inch HD smartphone product utilizing oxide cell technology

•	Reduced energy consumption and achieved narrower bezels by using indium gallium zinc oxide (IGZO) cell technology (energy consumption reduced by 26.7% and bezel size reduced by 23.0% compared to products utilizing conventional silicon (a-Si) cell technology)

(9)	Developed FHD a-Si AH-IPS technology for use in smartphone products (more than 400 PPI)

•	Improved structure and technology compared to conventional FHD panels (luminance increased by 30%, achieved 443 PPI in 5.0-inch FHD panel)

•	Developed new D-IC and IC bonding materials and processes

(10)	Developed new line of 19.5-inch HD+ monitor products with IPS technology

•	Developed new line of display panels for desktop monitor products

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

(11)	Developed 19.5-inch HD+ ultra-light monitor product

•	The world’s lightest (at the time) 19.5-inch HD+ IPS monitor product with slim concept design

•	Reduced weight by 55% from 1520g to 830g and thickness from 7.6t to 5.4t compared to a conventional 19.5-inch HD+ IPS monitor product

(12)	Developed the world’s first borderless monitor product with 3.5 mm narrow bezel (23.8-inch FHD)

•	Developed 23.8-inch FHD Neo Blade1 monitor product with the world’s narrowest (at the time) bezel (3.5 mm)

(13)	Introduced 9.2-inch WXGA high resolution / high luminance automotive display product

•	The first automotive display product to apply EPI interface (800Mbps high speed transmission with Real 8it)

•	High luminance (800 nit) and high color gamut (70%)

•	Developed T-con with improved reliability and resolution

(14)	Developed 49-inch FHD four sided borderless like product

•	Achieved narrow borders by applying 4.9 mm GIP technology and developed a new PSJ mechanical structure

•	Developed new resin technology to apply to the bottom base decoration

(15)	Developed 55-inch FHD wide color gamut (“WCG”) LCM product

•	Achieved life like colors with WCG by combining panel and optical technologies

•	Developed differentiated case top set design

(16)	Developed our first 60-inch FHD product

•	Achieved narrow panel bezel size (7.8 mm)

•	New size in our product lineup

(17)	Developed the world’s first 23.8-inch Ultra HD monitor product

•	The world’s first Ultra HD AH-IPS monitor product (23.8-inch Ultra HD: 185 ppi)

•	Applied PAC panel technology and developed Ultra HD T-con/D-IC driver

•	Developed high luminance dual LED array structure

(18)	Expanded product lineup of 21:9 screen aspect ratio monitors

•	Expanded product lineup of 21:9 screen aspect ratio monitors to include 25-inch, 29-inch and 34-inch monitors

•	Borderless on three sides by removing case top

(19)	Developed the world’s first 13.3-inch FHD notebook model with 1.9 mm narrow bezel

•	Development slim notebook design by utilizing panel GLA structure and minimizing bezel size to 1.9 mm

•	Achieved slim (3.0 mm) and ultra-light (230 g) LCM by utilizing 0.25 mm glass PPP LGP technology

(20)	Developed our first quad HD (“QHD”) notebook model (13.3-inch, 222 ppi / 14.0-inch / 210 ppi)

•	Increased transmittance rate by utilizing 3rd metal, coop CS, red eye 12 um technology and improving aperture ratio

•	Achieved slim (2.6 mm) and ultra-light (235 g) LCM by utilizing 0.3 mm glass PPP LGP technology

(21)	Introduced product applying PPP LGP to maximize light collimation

•	Developed PPP technology for light collimation (improved luminance by 44% compared to conventional panels) for a more energy efficient panel model

•	Used 2 sheet structure to reduce thickness

(22)	Developed 12.3-inch FHD full cluster automotive product

•	The world’s first full cluster product to apply IPS technology

•	Ultra-high luminance (800 nit) and high color gamut (85%). High color PR and developed RG LED for high light collimation

•	Applied the highest resolution (1920 x 720), at the time, for clusters

(23)	Developed 5.5-inch QHD LTPS smartphone panel applying AH-IPS technology with the worlds’ highest resolution, at the time, for smartphone panels (more than 500 ppi)

•	Designed and developed QHD, the world’s highest resolution, at the time, for smartphone panels (538 ppi)

•	The world’s first QHD module applying 1 chip D-IC driver

Achievements in 2014

(1)	Developed the world’s first green plus structure television panel products (42-inch, 49-inch and 55-inch Ultra HD)

•	Added white pixels to increase transmittance by 55% compared to conventional display panels

•	Developed energy conservation technology for Ultra HD products

(2)	Developed the world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product (55-inch FHD)

•	The world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product

•	Reduced panel PAD parts and minimized bezel size

(3)	Developed our first 79-inch Ultra HD product

•	New size in our product lineup

•	Achieved narrow bezel (On 9.9 mm) and slim depth (13.9 mm)

(4)	Developed the world’s first 4 sided borderless like product (49-inch, 55-inch and 60-inch FHD)

•	Removed front case top and narrowed gap between the panel and front deco cabinet (set side reduced from 2.0 mm to 0.5 mm)

(5)	Developed the world’s first a-Si AF-IPS 5Mask panel product for smartphones (5.0 WVGA)

•	Reduced production cost and simplified manufacturing process by reducing the number of mask steps from 6 to 5

•	Same level of performance as 6Mask panels

(6)	Developed the world’s first LTPS AH-IPS photo alignment and negative LC panel product for smartphones (5.0-inch FHD)

•	LTPS AH-IPS photo alignment and negative LC panel product for smartphones developed in March 2014

•	Improved luminance and contrast ratio through improvement in panel transmittance (450 nit to 515 nit; 1,000:1 to 1500:1).

(7)	Developed the world’s first 23.8-inch FHD ultra slim and light monitor product

•	Achieved ultra-light design (reduced LCM weight from 2,270g to 1,280g compared to conventional LCMs)

•	Achieved ultra slim design by using slim component parts (7.6t reduced to 5.5t)

(8)	Developed LTPS AH-IPS QHD smartphone product (5.5-inch QHD, 538 ppi, LG Electronics’ G3 model smartphone)

•	LTPS AH-IPS QHD smartphone product developed in April 2014

•	Width of panel bezel: 0.95 mm (L/R); luminance: 500 nit; G1F Touch Direct Bonded LCM

(9)	Developed our first curved Ultra HD product (65-inch and 55-inch Ultra HD)

•	The curved LCM retains the same panel transmissivity as a conventional flat LCM through application of BM-less COT structure with a double pigment lamination

•	Realized curved LCM technology by applying Frame (Horizontal / Vertical / Center) Structure and Curved C/T & Guide Panel Technologies

(10)	Developed the world’s first 6-inch plastic OLED product

•	Developed the world’s first curved display with a curvature radius (“R”) of 700

•	Precursor to the development of future bendable, foldable and rollable display products

(11)	Developed the world’s first 34-inch curved monitor product (3,800R)

•	Launched the world’s first blade type 21:9 screen aspect ratio 34-inch wide QHD 3,800R curved monitor product and created a new market and standard for curved monitor products

•	Achieved curvature of 3,800R by using annealing process and setting up assembly equipment utilizing 0.4t glass for curved panels and pol edge type curved backlight

(12)	Developed the world’s first AH-IPS FHD GIP/DRD product (15.6-inch notebook product)

•	The world’s first AH-IPS FHD (more than 142 ppi) GIP/DRD product developed in September 2014

•	Increased cost competitiveness by developing GIP/DRD technology

(13)	Developed the world’s first Advanced In-cell Touch LTPS smartphone product (4.5-inch HD product)

•	Completed development of an AH-IPS LTPS product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in July 2014 (450 nit luminance; L/R panel bezel of 1.00 mm; module thickness of 2.28 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(14)	Developed the world’s first Advanced In-cell Touch a-Si smartphone product (4.5-inch WVGA product)

•	Completed development of an AH-IPS a-Si product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in August 2014 (450 nit luminance; L/R panel bezel of 1.35 mm; module thickness of 2.6 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(15)	Developed the world’s first Ultra HD+ curved (6,000R) product (105-inch Ultra HD)

•	The world’s first large 105-inch 21:9 screen aspect ratio Ultra HD curved (6,000R) display product

(16)	Developed our first 98-inch Ultra HD product

•	Our new line of 98-inch Ultra HD products

•	Achieved ultra-high definition through utilizing the direct BLU local dimming and FCIC circuit compensation algorithm.

(17)	Developed four sided product with even bezels (5.9 mm) for commercial use (42-inch, 49-inch and 55-inch FHD product)

•	Developed our first 4 sided even bezel product (off bezel: 5.9 mm)

•	Reduced panel PAD and lower bezel thickness

•	Improved PAC transmittance and after image reliability

(18)	Developed our first 60-inch Ultra HD product

•	Our new line of 60-inch Ultra HD products

•	Achieved narrow panel bezel of 7.8 mm

(19)	Developed the world’s first circular plastic OLED product (1.3 F)

•	Developed the world’s first circular plastic OLED product in September 2014

•	Developed ultrathin display module of 559 um (without cover window)

•	Lowered power consumption by developing Power Save Mode algorithm

•	Display can be turned on without powering the P-IC

(20)	Developed the world’s first four sided borderless OLED television product (55-inch)

•	Product developed using the world’s first four sided borderless technology utilizing reverse tab bonding manufacturing process in September 2014

(21)	Developed the world’s first ultra-slim OLED television products (49-inch, 55-inch and 65-inch Ultra HD)

•	Achieved LCM thickness of 7.5 mm

•	Reduced thickness by combining exterior set with LCM parts (B/cover, M/cabinet)

(22)	Developed the world’s first 1:1 screen aspect ratio New Platform Monitor (26.5-inch; 1920 x 1920 resolution)

•	Creation of new market through the development of new 1:1 screen aspect ratio platform display

•	Development of high resolution display with four sided even bezels (on bezel: 8 mm)

(23)	Development of 14-inch FHD notebook product with three sided even bezels (3.9 mm)

•	World’s first notebook panel with three sided narrow bezels (top and side bezels: 3.9 mm)

•	Reduced GIP area by 50% compared to conventional GIP area

(24)	Development of 12.3-inch new display size UXGA tablet product

•	Developed new display panel size for tablet products: 12.3-inch UXGA (4:3 screen aspect ratio)

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 12.3 inches

Achievements in 2015

(1)	Developed the world’s narrowest, at the time, module bezel (0.7mm) LTPS smartphone display (5.3-inch FHD AIT)

•	Developed the world’s first FHD Advanced In-cell Touch display (LTPS 5.3-inch FHD) applying the “Neo Edge” module process (new manufacturing technology) in January 2015

•	Set-up glue & laser cutting process, 0.6mm panel bezel (L/R)

(2)	Developed the world’s first QHD Advanced In-cell Touch (AIT) LTPS smartphone display (5.5-inch QHD)

•	Developed LTPS 5.5-inch QHD display applying LG Display’s new capacitive type in-cell touch technology with “all points sensing” in March 2015; luminance: 500nit, contrast ratio: 1500:1(using photo alignment & negative LC), 0.95mm panel bezel (L/R)

•	Delivered differentiated value proposition based on touch performance, simplified SCM process and competitive cost innovation

(3)	Developed the world’s narrowest, at the time, bezel videowall product (49-inch FHD)

•	Developed the world’s narrowest bezel videowall product (bezel to bezel 3.5mm)

•	Optimized sizing of panel PAD and mechanical bezel

(4)	Developed our first 43-inch Ultra HD slim and light LED television

•	Achieved LCD module thickness of 8.4mm

•	Reduced thickness through publication of set LCM parts (back cover and middle cabinet)

(5)	Developed the world’s first Ultra HD OLED television (55-inch and 65-inch Ultra HD)

•	Developed the world’s first Ultra HD television product lineup

(6)	Developed the world’s first Ultra HD television product applying DRD technology (55-inch, 49-inch and 43-inch Ultra HD)

•	World’s first application of Ultra HD DRD technology based on an RGBW(M+) pixel structure

•	Utilized RGBW(M+) technology to optimize picture quality (high definition, high luminance, low energy consumption and High Dynamic Range (HDR))

(7)	Developed our first Ultra HD asymmetric RGBW(M+) structure product (15.6-inch)

•	Improved panel transmittance, lowered energy consumption and enhanced outdoor visibility compared to previous models

(8)	Developed the world’s first “second display” LTPS smartphone product (5.7-inch QHD+)

•	Delivered differentiated set design through the realization of a second display by applying a panel exterior manufacturing process

•	Developed panel and instrumental optics technology for the independent operation of main display and second display

•	Developed advanced power consumption technology for the realization of “Always On Display” functionality for the second display

10.	Intellectual Property

As of September 30, 2015, our cumulative patent portfolio (including patents that have already expired) included a total of 27,959 patents, consisting of 13,600 in Korea and 14,359 in other countries.

11.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. Starting from 2015, we plan on implementing the greenhouse gas trading system, under which we will be responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we may need to invest in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. As a designated company subject to greenhouse gas emission targets under the Framework Act on Low Carbon, Green Growth, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines. Furthermore, as a designated company subject to the Act on Allocation and Trading of Greenhouse Gas Emissions, if do not have enough emission credits, we may be required to purchase additional credits or be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for the 2013 to the Korean government (i.e., the Ministry of Environment and the Ministry of Trade, Industry & Energy) in March 2014 after it was certified by Lloyd’s Register Quality Assurance, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2014	2013	2012
Greenhouse gases	7,537	6,922	6,161
Energy	60,002	61,092	61,169

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities and our overseas module production plants in Nanjing, Yantai and Guangzhou, China, and with respect to our domestic panel and module production plants, we received ISO 50001 certification in December 2013 for our energy management system.

In addition, in August 2014, GP1, our newest eighth-generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we have been certified by the Ministry of Environment as a “Green Company” for P1 and our Gumi module production plant since 1997, P2 and P3 since 2006 and P4, P5 and P6 since 2008. Also, we received certification to self-inspect designated waste products with respect to our Paju plant by the Ministry of Environment in 2011, which was recertified in 2013. In addition, in recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minster of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy. In recognition of our efforts to improve recycling and reduce waste, we received a citation for being a leading recycling company by the Prime Minister of Korea.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In addition, as part of our commitment to use environment-friendly raw materials, we have implemented a green purchasing system that prevents the introduction of hazardous materials at the purchasing stage. The green purchasing system has been a key component in our efforts to comply with RoHS and other applicable environmental laws and regulation.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

In February 2015, we were issued a corrective order and assessed a fine of ~~W~~276 million, which we subsequently followed and paid, respectively, for violating the Occupational Health and Safety Act in connection with an accidental nitrogen gas exposure at one of our production facilities in Paju, Korea in January 2015. To prevent such accidents happening again in the future, we have strengthened our safety standards and management and employee education.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won)
Description	As of September 30, 2015	As of December 31, 2014	As of December 31, 2013
Current assets	10,474,775	9,240,629	7,731,788
Quick assets	7,598,312	6,486,531	5,798,547
Inventories	2,876,463	2,754,098	1,933,241
Non-current assets	13,321,490	13,726,394	13,983,496
Investments in equity accounted investees	399,399	407,644	406,536
Property, plant and equipment, net	10,902,241	11,402,866	11,808,334
Intangible assets	695,912	576,670	468,185
Other non-current assets	1,323,938	1,339,214	1,300,441

Total assets	23,796,265	22,967,023	21,715,284

Current liabilities	7,304,533	7,549,556	6,788,919
Non-current liabilities	3,470,214	3,634,057	4,128,945

Total liabilities	10,774,747	11,183,613	10,917,864

Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Reserves	182,059	(63,843)	(91,674)
Retained earnings	8,255,646	7,455,063	6,662,655
Non-controlling interest	543,621	351,998	186,247

Total equity	13,021,518	11,783,410	10,797,420

	(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the nine months ended September 30, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Revenue	20,888,135	26,455,529	27,033,035
Operating profit	1,564,946	1,357,255	1,163,314
Operating profit from continuing operations	1,036,959	917,404	418,973
Profit for the period	1,036,959	917,404	418,973
Profit (loss) attributable to:
Owners of the Company	982,388	904,268	426,118
Non-controlling interest	54,571	13,136	(7,145)
Basic earnings per share	2,746	2,527	1,191
Diluted earnings per share	2,746	2,527	1,191
Number of consolidated entities	19	18	18

B.	Financial highlights (Based on separate K-IFRS)

	(Unit: In millions of Won)
Description	As of September 30, 2015	As of December 31, 2014	As of December 31, 2013
Current assets	8,623,142	8,291,088	6,877,367
Quick assets	6,348,316	6,244,413	5,290,725
Inventories	2,274,826	2,046,675	1,586,642
Non-current assets	12,162,034	12,720,749	13,767,226
Investments	2,586,691	2,301,881	1,820,806
Property, plant and equipment, net	7,988,161	8,700,301	10,294,740
Intangible assets	455,797	548,078	461,620
Other non-current assets	1,131,385	1,170,489	1,190,060

Total assets	20,785,176	21,011,837	20,644,593

Current liabilities	7,201,949	7,550,330	6,754,175
Non-current liabilities	2,552,488	2,837,432	4,127,993

Total liabilities	9,754,437	10,387,762	10,882,168

Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Reserves	310	276	(305)
Retained earnings	6,990,237	6,583,607	5,722,538

Total equity	11,030,739	10,624,075	9,762,425

	(Unit: In millions of Won, except for per share data)
Description	For the nine months ended September 30, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Revenue	19,028,734	25,383,670	25,854,183
Operating profit	895,074	984,790	753,550
Operating profit from continuing operations	587,829	973,118	99,672
Profit for the period	587,829	973,118	99,672
Basic earnings per share	1,643	2,720	279
Diluted earnings per share	1,643	2,720	279

C.	Consolidated subsidiaries (as of September 30, 2015)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing	China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
LG Display U.S.A. Inc.	Manufacturing and sales	U.S.A.	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of September 30, 2015)

Company(1)	Investment Amount		Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$	411,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR	960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.		¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	2,936,759,345	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	511,071,000	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.	CNY	1,654,693,079	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD	1,400,000	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	CNY	59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	955,915,000	April 19, 2010	100%
LG Display U.S.A. Inc.	US$	10,920,000	December 8, 2011	100%
Nanumnuri Co., Ltd.	~~W~~	800,000,000	March 19, 2012	100%
LG Display (China) Co., Ltd.(2)	CNY	5,703,466,124	December 27, 2012	70%
Unified Innovative Technology, LLC	US$	9,000,000	March 21, 2014	100%
Global OLED Technology LLC(3)	US$	152,767,000	May 7, 2015	100%

Company(1)	Investment Amount		Initial Equity Investment Date	Equity Interest
LG Display Guangzhou Trading Co., Ltd.(4)	CNY	1,223,960	May 27, 2015	100%
MMT (Money Market Trust)	~~W~~	10,500,000,000	June 11, 2007	100%
Suzhou Raken Technology Co., Ltd.	CNY	637,079,715	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	~~W~~	33,648,000,000	March 25, 2005	40%
TLI Co., Ltd.	~~W~~	14,073,806,250	May 16, 2008	10%
AVACO Co., Ltd.	~~W~~	6,172,728,120	June 9, 2008	16%
New Optics Ltd.	~~W~~	12,199,600,000	July 30, 2008	46%
LIG Invenia Co., Ltd. (formerly LIG ADP Co., Ltd.)	~~W~~	6,330,000,000	February 24, 2009	13%
Wooree E&L Co., Ltd. (formerly Wooree LED Co., Ltd.)	~~W~~	11,900,000,000	May 22, 2009	21%
LB Gemini New Growth Fund No. 16(5)	~~W~~	7,659,704,518	December 7, 2009	31%
Can Yang Investment Ltd.	CNY	93,740,124	January 27, 2010	9%
YAS Co., Ltd.	~~W~~	10,000,000,000	September 16, 2010	19%
Narae Nanotech Corporation	~~W~~	30,000,000,000	April 22, 2011	23%
Avatec Co., Ltd.	~~W~~	10,600,000,000	December 6, 2011	16%
Glonix Co., Ltd.	~~W~~	2,000,000,000	April 10, 2012	20%
Fuhu, Inc.(6)	US$	26,006,159	July 27, 2015	10%

Changes since December 31, 2014:

(1)	In August 2015, we completed the dissolution of L&T Display Technology (Xiamen) Limited.
(2)	In January and August 2015, we invested CNY1,414 million and CNY35 million, respectively, in cash for the capital increase of LG Display (China) Co., Ltd. The investment did not affect our percentage interest.
(3)	In May 2015, we invested US$103 million to acquire an additional 67% interest in Global OLED Technology LLC in order to strengthen our intellectual property portfolio for our OLED business. Our shareholding in such company is 100%.
(4)	In April 2015, we founded LG Display Guangzhou Trading Co. Ltd. in Guangzhou, China for the purpose of sales of TFT-LCD products. Our shareholding in such company is 100%.
(5)	In March 2015, we invested ~~W~~360 million in LB Gemini New Growth Fund No. 16, and in April, July and August 2015, we divested ~~W~~2,490 million, ~~W~~2,100 million and ~~W~~2,175 million, respectively. The investment and divestment did not affect our percentage interest.
(6)	In July 2015, we invested US$26 million to acquire 500,000 common shares and 1,011,280 voting preferred shares of Fuhu, Inc., a producer of tablets and contents for children. Our shareholding in such company is 10% and we have the right to appoint one member of such company’s board of directors.

13.	Audit Information

A.	Audit service

	(Unit: In millions of Won, hours)
Description	2015 Q1~Q3		2014		2013
Auditor	KPMG Samjong		KPMG Samjong		KPMG Samjong
Activity	Audit by independent auditor		Audit by independent auditor		Audit by independent auditor
Compensation (1)	990 (400)	(2)	910 (326)	(2)	910 (325)	(2)
Time required	10,316		16,380		16,202

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won)
Fiscal year	Contract date	Service description	Service period	Compensation
2013	July 29, 2013	Advisory services in establishing a compliance system in connection with our disclosure obligations under the U.S. Securities and Exchange commission’s conflict mineral rule.	July 2013 to October 2013	126

14.	Board of Directors

A.	Members of the board of directors

As of September 30, 2015 our board of directors consist of two non-outside directors, one non-standing director and three outside directors.

(As of September 30, 2015)
Name	Position	Primary responsibility
Yu Sig Kang(1)	Director (non-standing)	Chairman of the board of directors
Sang Beom Han(2)	Representative Director (non-outside), Chief Executive Officer and President	Overall head of management
Sangdon Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Jin Jang	Outside Director	Related to the overall management
Joon Park	Outside Director	Related to the overall management
Sung-Sik Hwang(3)	Outside Director	Related to the overall management

(1)	Yu Sig Kang is also a registered executive of LG Electronics.
(2)	Sang Beom Han was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 13, 2015.
(3)	Sung-Sik Hwang was appointed as an outside director by the courts on January 22, 2015. Mr. Hwang was reappointed for a full term at the annual general meeting of shareholders held on March 13, 2015.

•	Tae Sik Ahn stepped down as an outside director on January 15, 2015 before the end of his term.

•	Dongil Kwon stepped down as an outside director on September 25, 2015 before the end of his term.

B.	Committees of the board of directors

As of September 30, 2015, we have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee.

(As of September 30, 2015)
Committee	Composition	Member
Audit Committee	3 outside directors	Joon Park, Jin Jang, Sung-Sik Hwang(1)
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Yu Sig Kang, Jin Jang(2), Joon Park(2)
Management Committee	2 non-outside directors	Sang Beom Han, Sangdon Kim

(1)	Sung-Sik Hwang was appointed as member of the audit committee of the board of directors by the courts on January 22, 2015. Mr. Hwang was reappointed for a full term at the annual general meeting of shareholders held on March 13, 2015.
(2)	Jin Jang and Joon Park were appointed as members of the outside director nomination committee of the board of directors by the board of directors on January 27, 2015.

•	Tae Sik Ahn stepped down as a member of the audit committee and the outside director nomination committee of the board of directors on January 15, 2015 before the end of his term.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Following Dongil Kwon’s stepping down from his role as an outside director on September 25, 2015, three out of the six directors that comprise the board are outside directors. In order to comply with outside director requirements and in accordance with the Commercial Act, we plan to form, at our next general meeting of shareholders, a board of directors comprised of seven directors of whom the majority (four) will be outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

15.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of September 30, 2015): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of September 30, 2015): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of September 30, 2015:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	13,014	0.0%
Sangdon Kim	Related Party	1,500	0.0%

(2)	Shareholders who are known to us to own 5% or more of our shares as of September 30, 2015:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.9%
National Pension Service	29,071,950	8.12%

16.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2015 Q1~Q3

(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid(2)		Per capita average remuneration paid(4)
Non-outside directors	3	2,207	(3)	736
Outside directors who are not audit committee members	0	57		57
Outside directors who are audit committee members	3	175		58

Total	6	2,439		—

(1)	Number of directors as at September 30, 2015. Dongil Kwon stepped down as an outside director on September 25, 2015 before the end of his term.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(4)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the nine months ended September 30, 2015.

(2)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2015 Q1~Q3

(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	President	1,710	—

•	Method of calculation

Name	Method of calculation
Sang Beom Han	Total remuneration

	•	~~W~~1,710 million (consisting of ~~W~~870 million in salary and ~~W~~840 million in bonus).

Salary

	•	Annual salary is set in accordance with the executive compensation regulations established by the board of directors.

	•	Annual salary is equally divided and paid on a monthly basis.

Bonus

	•	Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

	•	Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

• Financial indicators: For the year ended December 31, 2014, revenue was ~~W~~26,456 billion and operating profit was ~~W~~1,357 billion, which was a 17% improvement compared to the previous year’s operating profit.

• Non-financial indictors: We maintained industry-leading technology through the continual release of differentiated technologies and products while improving profit margins and market position and Mr. Han showed leadership in leading us.

(3)	Stock options

Not applicable.

B.	Employees

As of September 30, 2015, we had 32,693 employees (excluding our executive officers). On average, our male employees have served 7.7 years and our female employees have served 5.8 years. The total amount of salary paid to our employees for the nine months ended September 30, 2015 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,335,404 million for our male employees and ~~W~~353,915 million for our female employees. The following table provides details of our employees as of September 30, 2015:

(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2015 Q1~Q3(2)(3)(4)	Total salary per capita(5)	Average years of service
Male	23,763	1,355,404	57	7.7
Female	8,930	353,915	40	5.8

Total	32,693	1,709,320	53	7.2

(1)	Includes part-time employees.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the nine months ended September 30, 2015 was ~~W~~266,116 million and the per capita welfare benefit provided was ~~W~~8.2 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 23,592, female: 8,910) for the nine months ended September 30, 2015.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2015 and 2014

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of September 30, 2015, the condensed consolidated interim statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2015 and 2014, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2015 and 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the following:

As discussed in note 17 to the consolidated financial statements, the Group has been or is named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly this report is for use by those knowledgeable about Korean review standards and their application in practice.

We audited the consolidated statement of financial position as of December 31, 2014 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing and our report thereon, dated February 17, 2015, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2014, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

October 30, 2015

This report is effective as of October 30, 2015 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of September 30, 2015 and December 31, 2014

(In millions of won)	Note	September 30, 2015		December 31, 2014

Assets
Cash and cash equivalents	9	~~W~~	556,821	889,839
Deposits in banks	9		2,037,652	1,526,482
Trade accounts and notes receivable, net	9,16,19		4,347,770	3,444,477
Other accounts receivable, net	9		101,250	119,478
Other current financial assets	9		4,633	3,250
Inventories	5		2,876,463	2,754,098
Prepaid income taxes			5,257	6,340
Other current assets			544,929	496,665

Total current assets			10,474,775	9,240,629

Deposits in banks	9		13	8,427
Investments in equity accounted investees	6		399,399	407,644
Other non-current financial assets	9		46,981	33,611
Property, plant and equipment, net	7,20		10,902,241	11,402,866
Intangible assets, net	8,20		695,912	576,670
Deferred tax assets	21		984,277	1,036,507
Other non-current assets			292,667	260,669

Total non-current assets			13,321,490	13,726,394

Total assets		~~W~~	23,796,265	22,967,023

Liabilities
Trade accounts and notes payable	9,19	~~W~~	3,392,978	3,391,635
Current financial liabilities	9,10		1,300,195	967,909
Other accounts payable	9,19		1,447,520	1,508,158
Accrued expenses			795,232	740,492
Income tax payable			150,015	227,714
Provisions	17		110,940	193,884
Advances received	16		51,632	488,379
Other current liabilities			56,021	31,385

Total current liabilities			7,304,533	7,549,556

Non-current financial liabilities	9,10		3,080,564	3,279,477
Non-current provisions			12,502	8,014
Defined benefit liabilities, net	14		330,317	324,180
Deferred tax liabilities	21		36,309	245
Other non-current liabilities			10,522	22,141

Total non-current liabilities			3,470,214	3,634,057

Total liabilities			10,774,747	11,183,613

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		182,059	(63,843)
Retained earnings			8,255,646	7,455,063

Total equity attributable to owners of the Controlling Company			12,477,897	11,431,412

Non-controlling interests			543,621	351,998

Total equity			13,021,518	11,783,410

Total liabilities and equity		~~W~~	23,796,265	22,967,023

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(In millions of won, except earnings per share)	Note	For the three-month period ended September 30			For the nine-month period ended September 30
		2015		2014	2015		2014

Revenue	19, 20	~~W~~	7,158,201	6,546,853	~~W~~	20,888,135	18,113,591
Cost of sales	5,11,19		(6,111,527)	(5,463,180)		(17,340,386)	(15,657,517)

Gross profit			1,046,674	1,083,673		3,547,749	2,456,074

Selling expenses	12		(249,726)	(167,857)		(631,552)	(486,293)
Administrative expenses	12		(153,284)	(133,216)		(442,216)	(377,877)
Research and development expenses			(310,726)	(308,483)		(909,035)	(860,424)

Operating profit			332,938	474,117		1,564,946	731,480

Finance income	15		40,877	22,569		109,384	71,663
Finance costs	15		(126,889)	(65,959)		(237,092)	(134,555)
Other non-operating income	13		430,917	196,594		937,529	701,132
Other non-operating expenses	13		(412,435)	(198,013)		(978,364)	(629,407)
Equity in income of equity accounted investees, net			7,142	2,710		6,847	13,209

Profit before income tax			272,550	432,018		1,403,250	753,522
Income tax expense	21		(73,918)	(77,889)		(366,291)	(225,324)

Profit for the period			198,632	354,129		1,036,959	528,198

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	14		(692)	(355)		(3,629)	(3,730)
Related income tax			166	86		732	951

			(526)	(269)		(2,897)	(2,779)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	15		1,166	23		2,060	1,749
Foreign currency translation differences for foreign operations			185,302	111,505		278,206	(74,929)
Share of loss from sale of treasury stocks by associates			(9)	194		(353)	(431)
Related income tax			170	169		133	(198)

			186,629	111,891		280,046	(73,809)

Other comprehensive income (loss) for the period, net of income tax			186,103	111,622		277,149	(76,588)

Total comprehensive income for the period		~~W~~	384,735	465,751	~~W~~	1,314,108	451,610

Profit attributable to:
Owners of the Controlling Company			189,168	349,804		982,388	528,180
Non-controlling interests			9,464	4,325		54,571	18

Profit for the period		~~W~~	198,632	354,129	~~W~~	1,036,959	528,198

Total comprehensive income attributable to:
Owners of the Controlling Company			354,882	449,204		1,225,393	455,010
Non-controlling interests			29,853	16,547		88,715	(3,400)

Total comprehensive income for the period		~~W~~	384,735	465,751	~~W~~	1,314,108	451,610

Earnings per share (In Won)
Basic earnings per share	22	~~W~~	529	978		2,746	1,476

Diluted earnings per share	22	~~W~~	529	978		2,746	1,476

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2015 and 2014

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Share of loss from sale of treasury stocks by associates	Fair value reserve	Translation reserve	Retained earnings	Non-controlling interests	Total equity

Balances at January 1, 2014	~~W~~	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

Total comprehensive income (loss) for the period
Profit for the period		—	—	—	—	—	528,180	18	528,198

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	1,652	—	—	—	1,652
Remeasurements of the net defined benefit liabilities, net of tax		—	—	—	—	—	(2,779)	—	(2,779)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	—	(71,612)	—	(3,418)	(75,030)
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(431)	—	—	—	—	(431)

Total other comprehensive income (loss)		—	—	(431)	1,652	(71,612)	(2,779)	(3,418)	(76,588)

Total comprehensive income (loss) for the period	~~W~~	—	—	(431)	1,652	(71,612)	525,401	(3,400)	451,610

Transaction with owners, recognized directly in equity
Decrease of share interest in non-controlling interests		—	—	—	—	—	—	(2,955)	(2,955)
Capital contribution from non-controlling interests		—	—	—	—	—	—	146,159	146,159

Balances at September 30, 2014	~~W~~	1,789,079	2,251,113	(685)	2,224	(163,604)	7,188,056	326,051	11,392,234

Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	(1,614)	1,368	(63,597)	7,455,063	351,998	11,783,410

Total comprehensive income (loss) for the period
Profit for the period		—	—	—	—	—	982,388	54,571	1,036,959

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	2,049	—	—	—	2,049
Remeasurements of the net defined benefit liabilities, net of tax		—	—	—	—	—	(2,897)	—	(2,897)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	—	244,206	—	34,144	278,350
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(353)	—	—	—	—	(353)

Total other comprehensive income (loss)		—	—	(353)	2,049	244,206	(2,897)	34,144	277,149

Total comprehensive income (loss) for the period	~~W~~	—	—	(353)	2,049	244,206	979,491	88,715	1,314,108

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	—	(178,908)
Capital contribution from non-controlling interests		—	—	—	—	—	—	102,908	102,908

Balances at September 30, 2015	~~W~~	1,789,079	2,251,113	(1,967)	3,417	180,609	8,255,646	543,621	13,021,518

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2015 and 2014

(In millions of won)	Note	2015		2014

Cash flows from operating activities:
Profit for the period		~~W~~	1,036,959	528,198
Adjustments for:
Income tax expense	21		366,291	225,324
Depreciation	11		2,251,289	2,400,836
Amortization of intangible assets	11		303,270	185,346
Gain on foreign currency translation			(84,168)	(98,211)
Loss on foreign currency translation			85,054	105,331
Expenses related to defined benefit plans	14		149,275	152,738
Impairment loss on intangible assets			239	662
Reversal of impairment loss on intangible assets			(80)	—
Gain on disposal of property, plant and equipment			(10,242)	(7,629)
Loss on disposal of property, plant and equipment			146	359
Loss on disposal of intangible assets			26	—
Finance income			(66,540)	(40,129)
Finance costs			180,806	90,240
Equity in income of equity method accounted investees, net			(6,847)	(13,209)
Other income			(12,510)	(7,281)
Other expenses			220,458	98,368

			3,376,467	3,092,745

Change in trade accounts and notes receivable			(1,287,375)	(442,389)
Change in other accounts receivable			43,028	5,830
Change in other current assets			(23,216)	(228,535)
Change in inventories			(122,364)	(694,244)
Change in other non-current assets			(68,610)	(76,130)
Change in trade accounts and notes payable			(55,190)	129,955
Change in other accounts payable			(463,436)	(301,543)
Change in accrued expenses			95,254	89,477
Change in other current liabilities			30,335	(9,033)
Change in other non-current liabilities			435	18,390
Change in provisions			(92,976)	(76,926)
Change in defined benefit liabilities, net			(146,161)	(105,294)

			(2,090,276)	(1,690,442)

Cash generated from operating activities			2,323,150	1,930,501
Income taxes paid			(392,017)	(73,895)
Interests received			44,932	27,677
Interests paid			(102,608)	(129,915)

Net cash provided by operating activities		~~W~~	1,873,457	1,754,368

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2015 and 2014

(In millions of won)	Note	2015		2014

Cash flows from investing activities:
Dividends received		~~W~~	25,577	727
Proceeds from withdrawal of deposits in banks			1,725,172	1,299,676
Increase in deposits in banks			(2,227,928)	(1,546,642)
Acquisition of investments in equity accounted investees			(30,647)	(324)
Proceeds from disposal of investments in equity accounted investees			6,765	5,185
Acquisition of property, plant and equipment			(1,653,728)	(2,352,432)
Proceeds from disposal of property, plant and equipment			214,966	21,658
Acquisition of intangible assets			(207,383)	(258,979)
Government grants received			3,200	47,791
Proceeds from collection of short-term loans			—	6
Net cash inflow from disposal of a subsidiary			—	2,409
Net cash outflow from acquisition of a subsidiary			(110,093)	—
Increase in long-term loans			(16,516)	—
Proceeds from disposal of other financial assets			92	28
Acquisition of other non-current financial assets			(2,101)	(5,052)
Proceeds from disposal of other non-current financial assets			—	15,445

Net cash used in investing activities			(2,272,624)	(2,770,504)

Cash flows from financing activities:
Proceeds from short-term borrowings			—	419,941
Repayments of short-term borrowings			(223,626)	(18,533)
Proceeds from issuance of debentures			298,778	298,783
Proceeds from long-term debt			253,869	841,253
Repayments of long-term debt			—	(503,618)
Repayments of current portion of long-term debt and debentures			(334,360)	(387,993)
Capital contribution from non-controlling interest			102,908	146,159
Dividends paid			(178,908)	—

Net cash provided by (used in) financing activities			(81,339)	795,992

Net decrease in cash and cash equivalents			(480,506)	(220,144)
Cash and cash equivalents at January 1			889,839	1,021,870
Effect of exchange rate fluctuations on cash held			147,488	21,738

Cash and cash equivalents at September 30		~~W~~	556,821	823,464

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Controlling Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Controlling Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of September 30, 2015, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

As of September 30, 2015, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2015, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2015, there are 31,303,446 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of September 30, 2015

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD	411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD products	JPY	95
LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR	1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY	2,937
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY	4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN	511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD	1.4
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY	956
LG Display U.S.A. Inc.	McAllen, U.S.A.	100%	December 31	October 26, 2011	Manufacture TFT-LCD products	USD	11
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW	800
LG Display (China) Co., Ltd. (*1)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY	8,147
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd. (*2)	Guangzhou, China	100%	December 31	April 28, 2015	Sell TFT-LCD products	CNY	1.2
Global OLED Technology, LLC (*3)	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage intellectual property	USD	138
Money Market Trust(*4)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW	10,500

(*1)	In January 2015, the Controlling Company invested ~~W~~134,619 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, LG Display Guangzhou Co., Ltd. (“LGDGZ”), a subsidiary of the Controlling Company, invested ~~W~~118,936 million in cash for the capital increase of LGDCA in January and August 2015. The Controlling Company’s ownership percentage in LGDCA decreased from 56% to 52% and LGDGZ’s ownership percentage in LGDCA increased from 14% to 18%, respectively, as of December 31, 2014 to September 30, 2015.

1.	Reporting Entity, Continued

(*2)	In April 2015, the Controlling Company established LG Display Guangzhou Trading Co., Ltd. to sell TFT-LCD products. As of September 30, 2015, the Controlling Company has a 100% equity interest of this subsidiary and its capital stock amounts to ~~W~~218 million as of September 30, 2015.
(*3)	In May 2015, the Controlling Company acquired 67% ownership in Gloabl OLED Technology LLC from LG Electronics Inc., LG Chem Ltd. and Idemitsu Kosan Co., Ltd. and paid ~~W~~54,025 million, ~~W~~2,990 million and ~~W~~54,025million, respectively, in cash. As a result, the Controlling Company’s ownership percentage in Global OLED Technology increased from 33% to 100% as of December 31, 2014 to September 30, 2015.
(*4)	In January 2015, the Controlling Company disposed ~~W~~18,100 million in MMT. As of September 30, 2015, the MMT balance as a result of its acquisition and disposal during the nine-month period ended September 30, 2015 is ~~W~~10,500 million. There was no change in the Controlling Company’s ownership percentage in MMT as a result of its disposal and acquisition.

In August 2015, L&T Display Technology (Xiamen) Limited, a subsidiary of the Controlling Company, completed liquidation.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2014.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	available-for-sale financial assets measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its consolidated financial statements as of and for the year ended December 31, 2014.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2014.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Group are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2014.

5.	Inventories

Inventories as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)	September 30, 2015		December 31, 2014
Finished goods	~~W~~	1,151,849	1,200,592
Work-in-process		804,751	745,614
Raw materials		576,626	426,380
Supplies		343,237	381,512

	~~W~~	2,876,463	2,754,098

For the nine-month periods ended September 30, 2015 and 2014, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows;

(In millions of won)	2015		2014
Inventories recognized as cost of sales	~~W~~	17,340,386	15,657,517
Including: inventory write-downs		369,174	255,009
Including: reversal and usage of inventory write-downs		(332,699)	(211,363)

6.	Investments in Equity Accounted Investees

Associates and Joint Ventures (Equity Method Investees) as of September 30, 2015 are as follows:

(In millions of won)
Associates and joint ventures	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Co., Ltd.(*1)	Suzhou, China	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV set	~~W~~	146,612
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	December 31	January 2005	Manufacture electric glass for FPDs		59,110
TLI Inc.(*2)	Seongnam, South Korea	10%	December 31	October 1998	Manufacture and sell semiconductor parts for FPDs		5,138
AVACO Co., Ltd.(*2)	Daegu, South Korea	16%	December 31	January 2001	Manufacture and sell equipment for FPDs		11,955
New Optics Ltd.	Yangju, South Korea	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs		45,415
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)(*2)	Seongnam, South Korea	13%	December 31	January 2001	Develop and manufacture equipment for FPDs		2,019
WooRee E&L Co., Ltd.	Ansan, South Korea	21%	December 31	June 2008	Manufacture LED back light unit packages		24,104
LB Gemini New Growth Fund No. 16 (*3)	Seoul, South Korea	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		13,203
Can Yang Investments Limited(*2)	Hong Kong	9%	December 31	January 2010	Develop, manufacture and sell LED parts		8,012
YAS Co., Ltd.(*2)(*4)	Paju, South Korea	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs		10,794
Narenanotech Corporation	Yongin, South Korea	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		24,896
AVATEC Co., Ltd.(*2)	Daegu, South Korea	16%	December 31	August 2000	Process and sell glass for FPDs		19,060
Glonix Co., Ltd.(*5)	Gimhae, South Korea	20%	December 31	October 2006	Manufacture and sell LCD		—
Fuhu, Inc.(*2)(*6)	Los Angeles, U.S.A.	10%	March 31	June 2008	Develop and manufacture tablet for kids and Contents service		29,081

						~~W~~	399,399

(*1)	Despite its 51% ownership, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Co., Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Co., Ltd. was accounted for as an equity method investment.

6.	Investments in Equity Accounted Investees, Continued

(*2)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG INVENIA Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., AVATEC Co., Ltd., and Fuhu, Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*3)	The Controlling Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In March 2015, the Controlling Company made an additional cash investment of ~~W~~360 million in the Fund and received ~~W~~2,490 million, ~~W~~2,100 million and ~~W~~2,175 million from the Fund as capital distribution in April, July and August 2015, respectively. There were no changes in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ~~W~~30,000 million.
(*4)	In 2015, YAS Co., Ltd. exercised its stock option and the Controlling Company’s ownership percentage in YAS Co., Ltd. decreased from 19.2% to 18.5% as of December 31, 2014 to September 30, 2015.
(*5)	The Controlling Company’s share of net assets of Glonix Co., Ltd. (“Glonix”) was reduced below zero and, accordingly, the Controlling Company discontinued the recognition of its share of losses of the Glonix. The Controlling Company’s unrecognized share of losses of the Glonix amounts to ~~W~~210 million.
(*6)	In July 2015, the Controlling Company invested ~~W~~30,287 million and acquired 500,000 shares of common stock and 1,011,280 shares of preferred stock with voting rights in Fuhu, Inc.. As of September 30, 2015, the Controlling Company’s ownership percentage in Fuhu, Inc. is 10% and the Controlling Company has the right to appoint a director to the board of directors of the investee.

7.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2015 and 2014, the Group purchased property, plant and equipment of ~~W~~1,824,781 million and ~~W~~2,503,119 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~10,277 million and 3.80%, and ~~W~~26,560 million and 3.75% for the nine-month periods ended September 30, 2015 and 2014, respectively. Also, for the nine-month periods ended September 30, 2015 and 2014, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~228,139 million and ~~W~~25,456 million, respectively, and recognized ~~W~~10,242 million and ~~W~~146 million as gain and loss, respectively, on disposal of property, plant and equipment for the nine-month period ended September 30, 2015 (gain and loss for the nine-month period ended September 30, 2014: ~~W~~7,629 million and ~~W~~359 million, respectively).

8.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The carrying amounts of capitalized development costs as of September 30, 2015 and December 31, 2014 are ~~W~~189,344 million and ~~W~~253,624 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2015 and December 31, 2014 is as follows:

(In millions of won)
	September 30, 2015		December 31, 2014

Cash and cash equivalents	~~W~~	556,821	889,839
Deposits in banks(*)		2,037,665	1,534,909
Trade accounts and notes receivable, net		4,347,770	3,444,477
Other accounts receivable, net		101,250	119,478
Available-for-sale financial assets		3,207	3,237
Deposits		22,023	19,602
Other non-current financial assets		19,522	7,859

	~~W~~	7,088,258	6,019,401

(*)	As of September 30, 2015, the amount of deposits in banks restricted in use is ~~W~~82,115 million (as of December 31, 2014: ~~W~~81,232 million).

The maximum exposure to credit risk for trade accounts and notes receivable as of September 30, 2015 and December 31, 2014 by geographic region was as follows:

(In millions of won)
	September 30, 2015		December 31, 2014

Domestic	~~W~~	483,007	406,163
Euro-zone countries		396,946	309,296
Japan		176,372	135,972
United States		1,403,850	1,300,700
China		961,464	746,111
Taiwan		552,427	378,272
Others		373,704	167,963

	~~W~~	4,347,770	3,444,477

9.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable as of September 30, 2015 and December 31, 2014 was as follows:

(In millions of won)
	September 30, 2015			December 31, 2014
	Book value		Impairment loss	Book value	Impairment loss
Not past due	~~W~~	4,309,748	(1,335)	3,412,933	(762)
Past due 1-15 days		16,830	(5)	26,220	(30)
Past due 16-30 days		285	—	4,130	(13)
Past due 31-60 days		11,629	(116)	1,830	(18)
Past due more than 60 days		10,836	(102)	189	(2)

	~~W~~	4,349,328	(1,558)	3,445,302	(825)

The movement in the allowance for impairment in respect of receivables during the nine-month period ended September 30, 2015 and the year ended December 31, 2014 are as follows:

(In millions of won)
	2015		2014

Balance at the beginning of the period	~~W~~	825	330
Bad debt expense		733	495

Balance at the reporting date	~~W~~	1,558	825

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2015.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities :
Secured bank loans	~~W~~	718,432	781,041	11,070	11,070	111,770	647,131	—
Unsecured bank loans		966,843	988,282	186,863	5,772	528,045	267,481	121
Unsecured bond issues		2,695,484	2,859,162	863,808	330,712	513,681	1,067,128	83,833
Trade accounts and notes payables		3,392,978	3,392,978	3,392,978	—	—	—	—
Other accounts payable		1,457,278	1,458,531	1,445,099	2,660	5,452	5,320	—

	~~W~~	9,231,015	9,479,994	5,899,818	350,214	1,158,948	1,987,060	83,954

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of September 30, 2015 and December 31, 2014 is as follows:

(In millions)	September 30, 2015
	USD	JPY	CNY	TWD	EUR	PLN
Cash and cash equivalents	292	966	874	30	1	57
Deposits in banks	—	—	2,717	—	—	—
Trade accounts and notes receivable	3,073	—	1,381	—	—	—
Other accounts receivable	12	2	38	13	—	—
Long-term other accounts receivable	4	—	—	—	—	—
Other assets denominated in foreign currencies	1	254	28	6	—	—
Trade accounts and notes payable	(1,422)	(17,626)	(1,446)	—	—	—
Other accounts payable	(209)	(2,996)	(1,512)	(5)	(3)	(5)
Long-term other accounts payable	—	—	(1)	—	—	—
Debt	(1,405)	—	—	—	—	—

Net exposure	346	(19,400)	2,079	44	(2)	52

(In millions)	December 31, 2014
	USD	JPY	CNY	TWD	EUR	PLN	BRL
Cash and cash equivalents	507	1,221	1,565	146	1	79	—
Trade accounts and notes receivable	2,737	682	962	—	—	—	—
Other accounts receivable	13	—	205	1	21	—	—
Long-term other accounts receivable	6	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	255	18	7	—	—	—
Trade accounts and notes payable	(1,750)	(21,468)	(1,233)	—	—	—	—
Other accounts payable	(268)	(6,056)	(1,522)	(128)	(20)	(11)	(34)
Long-term other accounts payable	—	—	(1)	—	—	—	—
Debt	(1,508)	—	—	—	—	—	—

Net exposure	(262)	(25,366)	(6)	26	2	68	(34)

9.	Financial Instruments, Continued

Average exchange rates applied for the nine-month periods ended September 30, 2015 and 2014 and the exchange rates at September 30, 2015 and December 31, 2014 are as follows:

(In won)	Average rate			Reporting date spot rate
	2015		2014	September 30, 2015	December 31, 2014
USD	~~W~~	1,122.29	1,041.36	1,194.50	1,099.20
JPY		9.28	10.11	9.97	9.20
CNY		179.20	168.93	188.23	176.81
TWD		35.69	34.56	36.12	34.69
EUR		1,251.92	1,412.26	1,343.93	1,336.52
PLN		301.16	338.29	317.29	312.49
BRL		359.37	455.31	294.29	413.62

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of September 30, 2015 and December 31, 2014, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	September 30, 2015			December 31, 2014
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	14,161	20,097	(15,674)	3,829
JPY (5 percent weakening)		(7,783)	(5,908)	(9,701)	(6,169)
CNY (5 percent weakening)		20,306	(2,304)	197	(757)
TWD (5 percent weakening)		82	—	46	—
EUR (5 percent weakening)		(264)	386	(360)	1,511
PLN (5 percent weakening)		913	(238)	981	242
BRL (5 percent weakening)		—	—	(533)	(533)

A stronger won against the above currencies as of September 30, 2015 and December 31, 2014 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of September 30, 2015 and December 31, 2014 is as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Fixed rate instruments
Financial assets	~~W~~	2,597,680	2,427,972
Financial liabilities		(2,698,857)	(2,822,170)

	~~W~~	(101,177)	(394,198)

Variable rate instruments
Financial liabilities	~~W~~	(1,681,902)	(1,425,216)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2015 and December 31, 2014, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2015
Variable rate instruments	~~W~~	(12,749)	12,749	(12,749)	12,749

December 31, 2014
Variable rate instruments	~~W~~	(10,803)	10,803	(10,803)	10,803

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are as follows:

(In millions of won)
	September 30, 2015				December 31, 2014
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	3,207	3,207		3,237	3,237

Assets carried at amortized cost
Cash and cash equivalents	~~W~~	556,821		(*)	889,839		(*)
Deposits in banks		2,037,665		(*)	1,534,909		(*)
Trade accounts and notes receivable		4,347,770		(*)	3,444,477		(*)
Other accounts receivable		101,250		(*)	119,478		(*)
Deposits		22,023		(*)	19,602		(*)
Other non-current financial assets		19,522		(*)	7,859		(*)
Liabilities carried at amortized cost
Secured bank loans	~~W~~	718,432	718,432		649,140	649,140
Unsecured bank loans		966,843	966,913		1,003,563	1,003,590
Unsecured bond issues		2,695,484	2,764,344		2,594,683	2,667,092
Trade accounts and notes payable		3,392,978		(*)	3,391,635		(*)
Other accounts payable		1,447,520	1,447,718		1,494,095	1,493,869
Other non-current liabilities		9,758	10,404		12,924	13,376

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values above by the Group are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2014

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Intellectual Discovery Co., Ltd.	~~W~~	2,673	2,673
ARCH Venture Fund VIII, L.P		817	118
Henghao Technology Co., Ltd.		3,372	3,372

	~~W~~	6,862	6,163

9.	Financial Instruments, Continued

(e)	Fair Values, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
September 30, 2015
Assets
Available-for-sale financial assets	~~W~~	3,207	—	—	3,207

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2014
Assets
Available-for-sale financial assets	~~W~~	3,237	—	—	3,237

9.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)	September 30, 2015				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities

Secured bank loans	~~W~~	—	—	718,432	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	966,913	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,764,344	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,447,718	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	10,404	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2014				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities

Secured bank loans	~~W~~	—	—	649,140	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,003,590	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,667,092	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,493,869	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	13,376	Discounted cash flow	Discount rate

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	September 30, 2015	December 31, 2014

Debentures, loans and others	1.65~2.42%	2.23%~2.60%

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	September 30, 2015		December 31, 2014
Total liabilities	~~W~~	10,774,747	11,183,613
Total equity		13,021,518	11,783,410
Cash and deposits in banks (*1)		2,594,473	2,416,321
Borrowings (including bonds)		4,380,759	4,247,386
Total liabilities to equity ratio		83%	95%
Net borrowings to equity ratio (*2)		14%	16%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

10.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Current
Short-term borrowings	~~W~~	—	223,626
Current portion of long-term debt		1,300,195	744,283

	~~W~~	1,300,195	967,909

Non-current
Won denominated borrowings	~~W~~	3,357	4,452
Foreign currency denominated borrowings		1,501,219	1,289,837
Bonds		1,575,988	1,985,188

	~~W~~	3,080,564	3,279,477

(b)	Short-term borrowings as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of September 30, 2015 (%)	September 30, 2015		December 31, 2014
Korea Development Bank and others	—	~~W~~	—		219,839
Industrial and Commercial Bank of China and others	—		—		3,787

Foreign currency equivalent			—	USD	203

		~~W~~	—		223,626

(c)	Won denominated long-term debt as of September 30, 2015 and December 31, 2014 is as follows:

(In millions of won)
Lender	Annual interest rate as of September 30, 2015 (%)	September 30, 2015		December 31, 2014
Woori Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	~~W~~	4,881	7,336

Less current portion of long-term debt			(1,524)	(2,884)

		~~W~~	3,357	4,452

10.	Financial Liabilities, Continued

(d)	Long-term debt denominated in currencies other than won as of September 30, 2015 and December 31, 2014 is as follows:

(In millions of won and USD)
Lender	Annual interest rate as of September 30, 2015 (%)(*)	September 30, 2015		December 31, 2014
China Construction Bank and others	3ML+0.90~2.80	~~W~~	1,680,394		1,421,741

Foreign currency equivalent		USD	1,405	USD	1,305

Less current portion of long-term debt			(179,175)		(131,904)

		~~W~~	1,501,219		1,289,837

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(e)	Details of bonds issued and outstanding as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of September 30, 2015 (%)	September 30, 2015		December 31, 2014

Won denominated bonds (*)
Publicly issued bonds	October 2015~ May 2022	2.12~4.95	~~W~~	2,700,000	2,600,000
Less discount on bonds				(4,516)	(5,317)
Less current portion				(1,119,496)	(609,495)

			~~W~~	1,575,988	1,985,188

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Changes in inventories	~~W~~	(297,695)	(640,800)	(122,365)	(691,605)
Purchases of raw materials, merchandise and others		4,077,443	3,835,334	10,680,494	9,676,753
Depreciation and amortization		845,028	820,776	2,554,559	2,586,182
Outsourcing fees		303,434	303,085	820,867	777,966
Labor costs		781,331	731,794	2,279,630	2,176,100
Supplies and others		279,562	249,665	782,738	710,562
Utility		220,062	211,369	627,375	576,663
Fees and commissions		151,982	129,824	426,125	351,591
Shipping costs		61,260	63,835	171,185	174,022
Advertising		93,893	25,364	191,280	83,169
Warranty expenses		36,465	28,890	96,740	72,666
Taxes and dues		18,391	18,632	60,986	52,583
Travel		19,034	19,573	52,213	51,308
Others		238,940	282,354	836,592	832,357

	~~W~~	6,829,130	6,079,695	19,458,419	17,430,317

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Salaries	~~W~~	68,259	64,016	200,235	192,350
Expenses related to defined benefit plans		6,715	6,210	20,364	21,623
Other employee benefits		26,829	17,854	63,252	49,131
Shipping costs		53,452	51,643	148,149	140,894
Fees and commissions		46,249	47,242	144,346	130,681
Depreciation		30,793	22,148	85,976	66,284
Taxes and dues		7,268	6,971	26,057	18,484
Advertising		93,893	25,364	191,280	83,169
Warranty expenses		36,465	28,890	96,740	72,666
Rent		6,326	5,578	17,848	16,342
Insurance		3,029	2,166	7,960	8,929
Travel		6,232	5,703	17,799	17,058
Training		4,083	3,939	11,469	9,343
Others		13,417	13,349	42,293	37,216

	~~W~~	403,010	301,073	1,073,768	864,170

13.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Rental income	~~W~~	1,099	1,189	3,336	5,589
Foreign currency gain		412,216	188,366	900,471	636,465
Reversal of impairment loss on intangible assets		105	—	80	—
Gain on disposal of property, plant and equipment		1,445	2,628	10,242	7,629
Reversal of allowance for doubtful accounts for other receivables		532	—	308	—
Commission earned		—	733	18	1,645
Others		15,520	3,678	23,074	49,804

	~~W~~	430,917	196,594	937,529	701,132

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Other bad debt expense	~~W~~	—	104	—	403
Foreign currency loss		408,568	191,054	843,134	581,201
Loss on disposal of property, plant and equipment		9	—	146	359
Loss on disposal of intangible assets		15	—	26	—
Impairment loss on intangible assets		—	44	239	662
Donations		1,371	1,536	8,162	8,750
Expenses related to legal proceedings or claims and others		2,472	5,275	126,657	38,032

	~~W~~	412,435	198,013	978,364	629,407

14.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company.

(a)	Recognized liabilities for defined benefit plans as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Present value of partially funded defined benefit obligations	~~W~~	1,229,540	1,114,689
Fair value of plan assets		(899,223)	(790,509)

	~~W~~	330,317	324,180

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Current service cost	~~W~~	46,941	40,032	140,826	119,202
Past service cost		—	—	—	21,990
Net interest cost		2,816	3,754	8,449	11,546

	~~W~~	49,757	43,786	149,275	152,738

(c)	Plan assets as September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Guaranteed deposits in banks	~~W~~	899,223	790,509

As of September 30, 2015, the Group maintains the plan assets primarily with Mirae Asset Securities Co., Ltd. and Shinhan Bank.

(d)	Remeasurements of net defined benefit liabilities included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Remeasurements of net defined benefit liabilities	~~W~~	(692)	(355)	(3,629)	(3,730)
Income tax		166	86	732	951

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(526)	(269)	(2,897)	(2,779)

15.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Finance income
Interest income	~~W~~	15,304	11,494	43,759	35,135
Dividend income		—	—	—	282
Foreign currency gain		25,128	11,075	42,844	35,190
Gain on disposal of available-for-sale financial assets		—	—	—	780
Gain on disposal of investments in subsidiaries		—	—	—	276
Gain on disposal of investments in equity accounted investees		445	—	22,781	—

	~~W~~	40,877	22,569	109,384	71,663

Finance costs
Interest expense	~~W~~	32,983	27,771	96,342	80,594
Foreign currency loss		92,350	35,892	136,070	38,661
Loss on sale of trade accounts and notes receivable		1,556	2,296	4,199	8,158
Loss on early redemption of debt		—	—	—	6,986
Loss on disposal of investments in equity accounted investees		—	—	481	156

	~~W~~	126,889	65,959	237,092	134,555

(b) Finance income and costs recognized in other comprehensive income or loss for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Net change in fair value of available-for-sale financial assets	~~W~~	1,166	23	2,060	1,749
Tax effect		(4)	—	(11)	(97)

Finance income recognized in other comprehensive income (loss) after tax	~~W~~	1,162	23	2,049	1,652

16.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,293 million (~~W~~2,738,988 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of September 30, 2015, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	100,000	100,000		—	—

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	358,350	USD	180	215,009
LG Display Taiwan Co., Ltd.	BNP Paribas	USD	105	125,423	USD	5	5,449
	Hongkong & Shanghai Banking Corp.	USD	200	238,900	USD	10	11,758
	Sumitomo Mitsui Banking Corporation	USD	150	179,175	USD	18	21,323
LG Display Shanghai Co., Ltd.	BNP Paribas	USD	125	149,313		—	—
LG Display Germany GmbH	Citibank	USD	160	191,120	USD	8	9,751
	BNP Paribas	USD	107	127,812	USD	10	11,586
LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	800	955,600	USD	520	621,572
	Sumitomo Mitsui Banking Corporation	USD	250	298,625	USD	50	59,725
LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	90	107,505		—	—

		USD	2,287	2,731,823	USD	800	956,173

		USD	2,287		USD	800

		KRW	100,000	2,831,823		—	956,173

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

16.	Commitments, Continued

Letters of credit

As of September 30, 2015, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 15 million (~~W~~17,918 million) with Korea Exchange Bank, USD 15 million (~~W~~17,918 million) with China Construction Bank, USD 80 million (~~W~~95,560 million) with Bank of China, USD 50 million (~~W~~59,725 million) with Sumitomo Mitsui Banking Corporation and USD 30 million (~~W~~35,835 million) with Hana Bank.

Payment guarantees

The Controlling Company obtained payment guarantees from Korea Exchange Bank for borrowings amounting to USD 200 million (~~W~~238,900 million) and USD 8.5 million (~~W~~10,153 million) from Shinhan Bank for value added tax payments in Poland.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (~~W~~6,978 million), CNY 4,270 million (~~W~~803,742 million), TWD 14 million (~~W~~506 million), EUR 2.5 million (~~W~~3,360 million) and PLN 0.2 million (~~W~~63 million), respectively, for their local tax payments.

Credit facility

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 35 million (~~W~~41,808 million) and JPY 8,000 million (~~W~~79,743 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of September 30, 2015, in relation to its TFT-LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Pledged Assets

Regarding the secured bank loan amounting to USD 600 million (~~W~~716,700 million) from China Construction Bank, as of September 30, 2015, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~1,327,415 million as pledged assets.

17.	Legal proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at September 30, 2015. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at September 30, 2015. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Anti-trust litigations

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. As of September 30, 2015, the Controlling Company is currently defending against Costco Wholesale Corp.. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed in 2007 against the Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the class certification decision. The actions in Quebec and British Columbia are in abeyance. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

During the nine-month period ended September 30, 2015, provision-current decreased by ~~W~~197,238 million primarily due to reclassification to payable accounts upon finalization of related litigations. In addition, based on the developments of the above pending proceedings, the Group updated its estimates on the amount of potential outflow of resources which resulted in an increase of ~~W~~111,356 million in provision-current. While the Group continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

18.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of September 30, 2015 and December 31, 2014, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2014 to September 30, 2015.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Related parties

Related parties as of September 30, 2015 are as follows:

Classification	Description
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates and joint ventures are described in note 6.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group as of September 30, 2015 and December 31, 2014 are as follows:

Classification	September 30, 2015	December 31, 2014
Subsidiaries of Associates	ADP System Co., Ltd. Shinbo Electric Co., Ltd. AVATEC Electronics Yantai Co., Ltd. New Optics USA, Inc.	ADP System Co., Ltd. Shinbo Electric Co., Ltd. AVATEC Electronics Yantai Co., Ltd. -

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company

Hi Business Logistics Co., Ltd.

Hiplaza Co., Ltd.

Hi Entech Co., Ltd.

LG Hitachi Water Solutions Co., Ltd.

LG Innotek Co., Ltd.

Hanuri Co., Ltd.

Qingdao LG Inspur Digital Communication Co., Ltd.

-

-

-

-

LG Electronics Wroclaw Sp. z o.o.

LG Electronics Vietnam Co., Ltd.

LG Electronics Reynosa, S.A. DE C.V.

LG Electronics Thailand Co., Ltd.

LG Electronics Taiwan Taipei Co., Ltd.

Hi Business Logistics Co., Ltd.

Hiplaza Co., Ltd.

Hi Entech Co., Ltd.

LG Hitachi Water Solutions Co., Ltd.

LG Innotek Co., Ltd.

Hanuri Co., Ltd.

Qingdao LG Inspur Digital Communication Co., Ltd.

LG Innotek Poland Sp. z o.o.

LG Innotek (Guangzhou) Co., Ltd.

LG Innotek Huizhou Co., Ltd.

LG Innotek USA, Inc.

LG Electronics Wroclaw Sp. z o.o.

LG Electronics Vietnam Co., Ltd.

LG Electronics Reynosa, S.A. DE C.V.

LG Electronics Thailand Co., Ltd.

LG Electronics Taiwan Taipei Co., Ltd.

19.	Related Parties, Continued

Classification	September 30, 2015	December 31, 2014
	LG Electronics Shenyang Inc.	LG Electronics Shenyang Inc.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing Display Co., Ltd.	LG Electronics Nanjing Display Co., Ltd.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics Mexicali, S.A. DE C.V.	LG Electronics Mexicali, S.A. DE C.V.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	LG Electronics (Kunshan) Computer Co., Ltd.	LG Electronics (Kunshan) Computer Co., Ltd.
	-	LG Electronics (Hangzhou) Co., Ltd.
	-	LG Electronics Polska Sp. z o.o.
	-	LG Electronics Philippines Inc.
	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
	Hi Logistics Europe B.V.	Hi Logistics Europe B.V.
	Hi Logistics (China) Co., Ltd.	Hi Logistics (China) Co., Ltd.
	-	LG Electronics Alabama Inc.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	LG Electronics U.S.A., Inc.	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	Hientech (Tianjin) Co., Ltd.	Hientech (Tianjin) Co., Ltd.
	Hi M Solutek	Hi M Solutek
	LG Electronics Deutschland GmbH	-

(b)	Key management personnel compensation

Compensation costs of key management for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Short-term benefits	~~W~~	731	729	2,228	1,909
Expenses related to the defined benefit plan		73	70	305	284

	~~W~~	804	799	2,533	2,193

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

19.	Related Parties, Continued

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended September 30, 2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	27,077	—	—	—	—	—

Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	14,788	—	1,578	73
New Optics USA, Inc.		—	—	—	—	5,678	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		2	—	8	11,611	—	54
TLI Inc.		—	—	23,730	—	—	271
AVACO Co., Ltd.		—	—	252	15,729	—	1,578
AVATEC Co., Ltd.		—	—	—	—	17,953	595
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	11
Paju Electric Glass Co., Ltd.		—	—	110,605	—	—	916
Shinbo Electric Co., Ltd.		62,962	—	124,368	—	27,748	15
Narenanotech Corporation		1	—	215	5,748	—	119
Glonix Co., Ltd.		2	—	—	—	—	63
ADP System Co., Ltd.		—	—	259	612	—	178
YAS Co., Ltd.		2	—	226	4,749	—	166
LB Gemini New Growth Fund No. 16		—	760	—	—	—	—

	~~W~~	62,969	760	274,451	38,449	52,957	4,039

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	415,888	—	4,437	63,956	—	30,399

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	51,447	—	—	—	—	47
LG Electronics Vietnam Haiphong Co., Ltd.		21,778	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		—	—	—	—	—	22
LG Electronics Nanjing Display Co., Ltd.		43,324	—	—	—	—	1,387
LG Electronics RUS, LLC		50,971	—	—	—	—	—
LG Electronics do Brasil Ltda.		39,302	—	—	—	—	212
LG Electronics (Kunshan) Computer Co., Ltd.		—	—	—	—	—	—
LG Innotek Co., Ltd.		1,613	—	68,786	—	—	23,553
Qingdao LG Inspur Digital Communication Co., Ltd.		48,619	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		78,298	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V		39,505	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		88,433	—	—	—	—	136
LG Electronics Shenyang Inc.		28,913	—	—	—	—	—

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Taiwan Taipei Co., Ltd.	~~W~~	2,326	—	—	—	—	—
LG Electronics Wroclaw Sp. z o.o.		101,597	—	—	—	—	9
LG Hitachi Water Solutions Co., Ltd.		—	—	—	19,530	—	1,222
LG Electronics Reynosa, S.A. DE C.V.		344,212	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	6,164
Hi Business Logistics Co., Ltd.		11	—	—	—	—	7,089
Hi Logistics (China) Co., Ltd.		—	—	—	—	—	4,255
Hientech (Tianjin) Co.,LTD		—	—	—	—	—	6,681
Others		3,086	—	—	—	—	1,374

	~~W~~	943,435	—	68,786	19,530	—	52,151

	~~W~~	1,449,369	760	347,674	121,935	52,957	86,589

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	123,291	—	—	—	—	—

Associates and their subsidiaries
New Optics Ltd.	~~W~~	1	—	35,996	—	4,557	376
New Optics USA, Inc.		—	—	—	—	26,583	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		2	—	33	35,288	—	54
TLI Inc.		—	101	61,984	—	—	530
AVACO Co., Ltd.		—	128	1,040	58,906	—	3,994
AVATEC Co., Ltd.		—	530	278	—	32,693	1,282
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	759
Paju Electric Glass Co., Ltd.		—	24,058	326,290	—	—	1,987
Shinbo Electric Co., Ltd.		243,778	—	371,007	—	73,197	68
Narenanotech Corporation		1	—	419	12,188	—	526
Glonix Co., Ltd.		2	—	4,192	—	—	98
ADP System Co., Ltd.		—	—	1,935	2,561	—	438
YAS Co., Ltd.		2	—	411	15,882	—	529
LB Gemini New Growth Fund No. 16		—	760	—	—	—	—

	~~W~~	243,786	25,577	803,585	124,825	137,030	10,641

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,367,500	—	36,386	206,611	—	115,098

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	130,491	—	—	—	—	86
LG Electronics Vietnam Haiphong Co Ltd.		70,241	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	182
LG Electronics Nanjing Display Co., Ltd.		145,830	—	—	—	—	1,992
LG Electronics RUS, LLC		140,284	—	—	—	—	92
LG Electronics do Brasil Ltda.		282,185	—	—	—	—	511
LG Electronics (Kunshan) Computer Co., Ltd.		9,282	—	—	—	—	—
LG Innotek Co., Ltd.		4,017	—	228,695	—	—	34,828
Qingdao LG Inspur Digital Communication Co., Ltd.		210,756	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		181,569	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		134,208	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		356,125	—	—	—	—	426
LG Electronics Shenyang Inc.		90,922	—	—	—	—	4

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Taiwan Taipei Co., Ltd.	~~W~~	10,936	—	—	—	—	—
LG Electronics Wroclaw Sp. z o.o.		355,716	—	—	—	—	38
LG Hitachi Water Solutions Co., Ltd.		—	—	—	36,947	—	1,603
LG Electronics Reynosa, S.A. DE C.V.		740,707	—	—	—	—	8
HiEntech Co., Ltd.		—	—	—	—	—	18,989
Hi Business Logistics Co., Ltd.		31	—	—	—	—	22,302
Hi Logistics (China) Co., Ltd.		—	—	—	—	—	6,271
Hientech (Tianjin) Co., LTD		—	—	—	—	—	10,427
Others		3,099	—	1	—	—	3,810

	~~W~~	2,879,301	—	228,696	36,947	—	101,569

	~~W~~	4,613,878	25,577	1,068,667	368,383	137,030	227,308

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	47,086	—	—	—	37,983	—

Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	14,247	—	2,897	149
LIG ADP Co., Ltd.		—	—	4	1,428	—	300
TLI Inc.		—	—	20,739	—	—	400
AVACO Co., Ltd.		—	—	495	15,425	—	561
AVATEC Co., Ltd.		—	—	44	—	29,541	149
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	1,277
Paju Electric Glass Co., Ltd.		—	—	134,702	—	—	862
Shinbo Electric Co., Ltd.		23,178	—	167,406	—	22,142	13
Narenanotech Corporation		—	—	200	1,368	—	173
Glonix Co., Ltd.		—	—	6,012	—	—	52
ADP System Co., Ltd.		—	—	246	338	—	2,903
YAS Co., Ltd.		—	—	211	2,663	—	82

	~~W~~	23,178	—	344,306	21,222	54,580	6,921

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	584,856	—	20,358	103,678	—	12,605

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	43,503	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		13,535	—	—	—	—	2
LG Electronics Thailand Co., Ltd.		19,279	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		70,782	—	—	—	—	610
LG Electronics RUS, LLC		158,392	—	—	—	—	—
LG Electronics do Brasil Ltda.		93,591	—	—	—	—	140
LG Electronics (Kunshan) Computer Co., Ltd.		5,707	—	—	—	—	—
Hi Business Logistics Co., Ltd.		11	—	—	—	—	7,680
LG Innotek Co., Ltd.		749	—	154,109	—	—	4,062
LG Hitachi Water Solutions Co., Ltd.		—	—	—	5,328	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		51,266	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		20,662	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		54,700	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		143,717	—	—	—	—	—
LG Electronics Shenyang Inc.		58,336	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		7,564	—	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		305,905	—	—	—	—	429

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Wroclaw Sp. z o.o.	~~W~~	142,692	—	—	—	—	14
HiEntech Co., Ltd.		—	—	—	—	—	6,177
Others	~~W~~	1,652	—	2	—	—	3,575

	~~W~~	1,192,043	—	154,111	5,328	—	22,689

	~~W~~	1,847,163	—	518,775	130,228	92,563	42,215

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	159,915	—	—	—	102,372	—

Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	39,248	—	7,990	887
LIG ADP Co., Ltd.		—	—	413	14,816	—	307
TLI Inc.		—	—	54,507	—	—	2,255
AVACO Co., Ltd.		—	41	1,086	96,533	—	2,176
AVATEC Co., Ltd.		—	265	84	—	58,825	194
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	3,888
Paju Electric Glass Co., Ltd.		—	—	477,886	—	—	2,267
Shinbo Electric Co., Ltd.		46,044	—	490,211	—	70,341	51
Narenanotech Corporation		—	180	301	8,069	—	1,190
Glonix Co., Ltd.		—	—	17,198	—	—	232
ADP System Co., Ltd.		—	—	811	893	—	3,068
YAS Co., Ltd.		—	—	648	6,970	—	222

	~~W~~	46,044	486	1,082,393	127,281	137,156	16,737

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,636,345	—	43,408	213,765	—	30,904

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	94,651	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		35,663	—	—	—	—	2
LG Electronics Thailand Co., Ltd.		45,229	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		288,161	—	—	—	—	1,016
LG Electronics RUS, LLC		370,311	—	—	—	—	—
LG Electronics do Brasil Ltda.		289,049	—	—	—	—	313
LG Electronics (Kunshan) Computer Co., Ltd.		10,518	—	—	—	—	—
Hi Business Logistics Co., Ltd.		31	—	—	—	—	21,848
LG Innotek Co., Ltd.		2,247	—	400,310	—	—	10,566
LG Hitachi Water Solutions Co., Ltd.		—	—	—	24,382	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		120,801	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		72,339	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		150,007	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		364,896	—	—	—	—	—
LG Electronics Shenyang Inc.		124,158	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		18,389	—	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		732,275	—	—	—	—	697
LG Electronics Wroclaw Sp. z o.o.		512,316	—	—	—	—	45

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
HiEntech Co., Ltd.	~~W~~	—	—	—	—	—	18,000
Others		1,662	—	806	—	—	6,978

	~~W~~	3,232,703	—	401,116	24,382	—	59,465

	~~W~~	5,075,007	486	1,526,917	365,428	239,528	107,106

(d)	Trade accounts and notes receivable and payable as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	September 30, 2015		December 31, 2014	September 30, 2015	December 31, 2014
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	11,738	27,750	—	—
Global OLED Technology LLC(*)		—	—	—	505

	~~W~~	11,738	27,750	—	505

Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	440	10,230	14,785
New Optics USA, Inc.		—	—	9,526	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		949	—	7,664	2,471
TLI Inc.		—	—	16,128	14,086

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	September 30, 2015		December 31, 2014	September 30, 2015	December 31, 2014
AVACO Co., Ltd.		—	—	7,895	14,236
AVATEC Co., Ltd.		—	—	8,266	10,645
AVATEC Electronics Yantai Co., Ltd.		—	—	—	247
Paju Electric Glass Co., Ltd.		—	—	75,932	82,792
Shinbo Electric Co., Ltd.		50,169	58,207	106,360	113,660
Narenanotech Corporation		281	—	1,254	1,532
Glonix Co., Ltd.		949	—	9	1,752
ADP System Co., Ltd.		—	—	745	1,941
YAS Co., Ltd.		949	—	2,563	7,300

	~~W~~	53,297	58,647	246,572	265,447

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	455,007	385,403	178,888	114,291

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	30,659	13,825	—	—
LG Electronics do Brasil Ltda.		23,267	12,011	57	97
LG Electronics Thailand Co., Ltd.		—	17,792	—	—
LG Electronics RUS, LLC		46,787	71,912	—	—
LG Innotek Co., Ltd.		87	4	92,231	88,661
Qingdao LG Inspur Digital Communication Co., Ltd.		34,930	68,754	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		83,397	44,872	—	—
LG Electronics Mexicali, S.A. DE C.V.		24,329	5,389	—	—
LG Electronics Mlawa Sp. z o.o.		61,785	68,397	—	—

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	September 30, 2015		December 31, 2014	September 30, 2015	December 31, 2014
LG Electronics Nanjing Display Co., Ltd.	~~W~~	28,945	23,342	1,222	575
LG Electronics Shenyang Inc.		20,872	15,659	—	—
LG Electronics Reynosa, S.A. DE C.V.		205,602	34,668	—	94
LG Electronics Wroclaw Sp. z o.o.		81,101	13,742	4	—
LG Hitachi Water Solutions Co., Ltd.		—	—	24,315	7,079
Hi Entech Co., Ltd.		—	—	3,843	5,954
LG Electronics Vietnam Co., Ltd.		19,302	—	—	—
Others		4,577	23,124	5,642	5,540

	~~W~~	665,640	413,491	127,314	108,000

	~~W~~	1,185,682	885,291	552,774	488,243

(*)	The Controlling Company acquired additional ownership in Global OLED Technology and classified it as subsidiaries as of September 30, 2015.

19.	Related Parties, Continued

e)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the nine-month period ended September 30, 2015 are as follows:

(In millions of won)
Associates	Loans		Collection of loans
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)	~~W~~	1,000	—
Narenanotech Corporation		300	—
Glonix Co., Ltd.		1,000	—
YAS Co., Ltd.		1,000	—

	~~W~~	3,300	—

20.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the three-month and nine-month periods ended September 30, 2015 and 2014.

(a)	Revenue by geography

(In millions of won)
	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
Region	2015		2014	2015	2014
Domestic	~~W~~	514,612	675,020	1,757,953	1,985,445
Foreign
China		4,894,882	3,758,577	13,933,006	10,081,367
Asia (excluding China)		656,840	795,842	2,059,438	2,394,541
United States		551,295	582,270	1,527,661	1,553,349
Europe (excluding Poland)		302,341	399,471	796,570	1,098,896
Poland		238,231	335,673	813,507	999,993

Sub total	~~W~~	6,643,589	5,871,833	19,130,182	16,128,146

	~~W~~	7,158,201	6,546,853	20,888,135	18,113,591

Sales to Company A and Company B constituted 32% and 25% of total revenue, respectively, for the nine-month period ended September 30, 2015 (the nine-month period ended September 30, 2014: 22% and 29%). The Group’s top ten end-brand customers together accounted for 81% of sales for the nine-month period ended September 30, 2015 (the nine-month period ended September 30, 2014: 77%).

(b)	Non-current assets by geography

(In millions of won)
	September 30, 2015			December 31, 2014
Region	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	7,988,343	455,802	8,699,862	548,086
Foreign
China		2,807,072	19,613	2,588,511	20,954
Others		106,826	220,497	114,493	7,630

Sub total	~~W~~	2,913,898	240,110	2,703,004	28,584

Total	~~W~~	10,902,241	695,912	11,402,866	576,670

20.	Geographic and Other Information, Continued

(c)	Revenue by product

(In millions of won)
	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
Product	2015		2014	2015	2014
Panels for:
TFT-LCD televisions	~~W~~	2,785,586	2,700,168	8,353,567	7,482,622
Desktop monitors		1,146,060	1,128,032	3,410,606	3,499,979
Tablet products		735,632	777,148	1,734,954	1,901,032
Notebook computers		602,042	636,431	1,851,683	2,015,482
Mobile and others		1,888,881	1,305,074	5,537,325	3,214,476

	~~W~~	7,158,201	6,546,853	20,888,135	18,113,591

21.	Income Taxes

(a)	Details of income tax expense for the three-month and nine-month periods ended september 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Current tax expense	~~W~~	108,370	56,882	277,132	92,792
Deferred tax expense (benefit)		(34,452)	21,007	89,159	132,532

Income tax expense	~~W~~	73,918	77,889	366,291	225,324

21.	Income Taxes, Continued

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income.

Deferred tax assets and liabilities as of September 30, 2015 and December 31, 2014 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	September 30, 2015		December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Other accounts receivable, net	~~W~~	—	—	(2,264)	(3,440)	(2,264)	(3,440)
Inventories, net		38,035	46,377	—	—	38,035	46,377
Available-for-sale financial assets		—	—	(99)	(88)	(99)	(88)
Defined benefit liabilities, net		69,179	112,213	—	—	69,179	112,213
Investments in equity accounted investees and subsidiaries		21,563	29,839	—	—	21,563	29,839
Accrued expenses		156,176	177,163	—	—	156,176	177,163
Property, plant and equipment		284,622	236,848	—	—	284,622	236,848
Intangible assets		577	1,423	(36,309)	—	(35,732)	1,423
Provisions		14,271	12,710	—	—	14,271	12,710
Gain or loss on foreign currency translation, net		12	169	(1)	(1)	11	168
Others		17,715	26,212	—	(268)	17,715	25,944
Tax credit carryforwards		384,491	397,105	—	—	384,491	397,105

Deferred tax assets (liabilities)	~~W~~	986,641	1,040,059	(38,673)	(3,797)	947,968	1,036,262

Statutory tax rate applicable to the Controlling Company is 24.2% for the nine-month periods ended September 30, 2015 and 2014.

22.	Earnings Per Share

(a)	Basic earnings per share for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In won and number of shares)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Profit for the period	~~W~~	189,167,502,128	349,802,977,582	982,387,546,657	528,179,580,021
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings per share	~~W~~	529	978	2,746	1,476

For the three-month and nine-month periods ended September 30, 2015 and 2014, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the three-month and nine-month periods ended September 30, 2015 and 2014.

23.	Business Combinations

In May 2015, the Controlling Company invested additional ~~W~~111,040 million and acquired 67% ownership from Global OLED Technology LLC in order to expand OLED IP Portfolio. As a result, the Controlling Company’s ownership percentage increased from 33% to 100% and control was obtained by the Controlling Company. The Controlling Company measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value. The entire consideration transferred for the acquisitions was paid in cash.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of won)	Amount
Consideration transferred	~~W~~	111,040
Fair value of previously held ownership		54,025
Identifiable assets acquired and the liabilities assumed:
Cash and cash equivalents		947
Other current assets		478
Intangible assets, net(*1)		168,301
Other non-current assets		104
Current liabilities		(1,768)
Non-current liabilities		(4)
Deferred tax liabilities		(33,930)

Identifiable net asset		134,128

Goodwill(*2)	~~W~~	30,937

(*1)	Intangible assets are measured at fair value using the multi-period excess earnings method and considering the present value of expected net cash flow from patents.
(*2)	Goodwill amounting to ~~W~~30,937 million arose from the research work force with specialized knowledge and experience.

23.	Business Combinations, Continued

The amount of the revenue and loss to be additionally included in the consolidated statement of comprehensive income for the nine-month period ended September 30, 2015, based on the assumption that the acquisition date had been at the beginning of the annual reporting period, are ~~W~~3,418 million and ~~W~~4,235 million, respectively, and the amount of the revenue and loss of Global OLED Technology LLC included in the consolidated statement of comprehensive income for the nine-month period ended September 30, 2015 are ~~W~~2,891 million and ~~W~~3,306 million, respectively. In addition, acquisition-related costs, such as legal consulting and accounting valuation fees amounting to ~~W~~28 million are expensed.

The Controlling Company recognized previously held 33% ownership amounting to ~~W~~22,336 million in Global OLED Technology LLC for the difference between the acquisition amount and the fair value as finance income in the consolidated statements of comprehensive income for the nine-month period ended September 30, 2015.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2015 and 2014

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of September 30, 2015, the condensed separate interim statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2015 and 2014, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2015 and 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the separate financial statements, the Company has been or is named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly this report is for use by those knowledgeable about Korean review standards and their application in practice.

We audited the separate statement of financial position as of December 31, 2014, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 17, 2015, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2014, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

October 30, 2015

This report is effective as of October 30, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of September 30, 2015 and December 31, 2014

(In millions of won)	Note	September 30, 2015		December 31, 2014

Assets
Cash and cash equivalents	9	~~W~~	163,207	100,558
Deposits in banks	9		1,412,102	1,525,609
Trade accounts and notes receivable, net	9, 16, 19		4,461,437	4,015,904
Other accounts receivable, net	9		90,722	396,651
Other current financial assets	9		2,987	2,569
Inventories	5		2,274,826	2,046,675
Other current assets			217,861	203,122

Total current assets			8,623,142	8,291,088

Deposits in banks	9		13	8,427
Investments	6		2,586,691	2,301,881
Other non-current financial assets	9		39,156	27,609
Property, plant and equipment, net	7		7,988,161	8,700,301
Intangible assets, net	8		455,797	548,078
Deferred tax assets	20		814,414	883,965
Other non-current assets			277,802	250,488

Total non-current assets			12,162,034	12,720,749

Total assets		~~W~~	20,785,176	21,011,837

Liabilities
Trade accounts and notes payable	9, 19	~~W~~	3,802,489	3,989,505
Current financial liabilities	9, 10		1,300,195	964,122
Other accounts payable	9, 19		1,075,020	1,057,485
Accrued expenses			758,826	708,664
Income tax payable			86,300	142,760
Provisions	17		109,538	193,429
Advances received	16		15,527	463,740
Other current liabilities			54,054	30,625

Total current liabilities			7,201,949	7,550,330

Non-current financial liabilities	9, 10		2,200,485	2,484,280
Non-current provisions			12,502	8,014
Defined benefit liabilities, net	14		329,762	323,710
Other non-current liabilities			9,739	21,428

Total non-current liabilities			2,552,488	2,837,432

Total liabilities			9,754,437	10,387,762

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		310	276
Retained earnings			6,990,237	6,583,607

Total equity			11,030,739	10,624,075

Total liabilities and equity		~~W~~	20,785,176	21,011,837

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

(Unaudited)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(In millions of won, except earnings per share)	Note	For the three-month period ended September 30			For the nine-month period ended September 30
		2015		2014	2015		2014

Revenue	19	~~W~~	6,623,614	6,265,601	~~W~~	19,028,734	17,412,538
Cost of sales	5,11,19		(5,877,487)	(5,401,589)		(16,473,609)	(15,523,907)

Gross profit			746,127	864,012		2,555,125	1,888,631

Selling expenses	12		(178,005)	(103,003)		(434,556)	(296,251)
Administrative expenses	12		(107,923)	(101,382)		(322,963)	(289,936)
Research and development expenses			(308,305)	(305,953)		(902,532)	(854,194)

Operating profit			151,894	353,674		895,074	448,250

Finance income	15		13,932	10,278		84,168	38,448
Finance costs	15		(71,716)	(53,609)		(141,184)	(112,439)
Other non-operating income	13		297,627	144,569		678,550	570,653
Other non-operating expenses	13		(270,970)	(148,319)		(727,331)	(499,482)

Profit before income tax			120,767	306,593		789,277	445,430
Income tax expense	20		(36,215)	(52,992)		(201,448)	(157,717)

Profit for the period			84,552	253,601		587,829	287,713

Other comprehensive loss
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	14		(684)	(357)		(3,023)	(3,930)
Related income tax			166	86		732	951

			(518)	(271)		(2,291)	(2,979)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	15		15	—		45	402
Related income tax			(4)	—		(11)	(97)

			11	—		34	305
Other comprehensive loss for the period, net of income tax			(507)	(271)		(2,257)	(2,674)

Total comprehensive income for the period		~~W~~	84,045	253,330	~~W~~	585,572	285,039

Earnings per share (In Won)
Basic earnings per share	21	~~W~~	236	709	~~W~~	1,643	804

Diluted earnings per share	21	~~W~~	236	709	~~W~~	1,643	804

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2015 and 2014

(In millions of won)	Share capital		Share premium	Fair value reserve	Retained earnings	Total equity

Balances at January 1, 2014	~~W~~	1,789,079	2,251,113	(305)	5,722,538	9,762,425

Total comprehensive income for the period
Profit for the period		—	—	—	287,713	287,713

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	305	—	305
Remeasurements of the net defined benefit liabilities, net of tax		—	—	—	(2,979)	(2,979)

Total other comprehensive income (loss)		—	—	305	(2,979)	(2,674)

Total comprehensive income for the period	~~W~~	—	—	305	284,734	285,039

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at September 30, 2014	~~W~~	1,789,079	2,251,113	—	6,007,272	10,047,464

Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	276	6,583,607	10,624,075

Total comprehensive income for the period
Profit for the period		—	—	—	587,829	587,829

Other comprehensive loss
Net change in fair value of available-for-sale financial assets, net of tax		—	—	34	—	34
Remeasurements of the net defined benefit liabilities, net of tax		—	—	—	(2,291)	(2,291)

Total other comprehensive income (loss)		—	—	34	(2,291)	(2,257)

Total comprehensive income for the period	~~W~~	—	—	34	585,538	585,572

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	(178,908)	(178,908)

Balances at September 30, 2015	~~W~~	1,789,079	2,251,113	310	6,990,237	11,030,739

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2015 and 2014

(In millions of won)	Note	2015		2014

Cash flows from operating activities:
Profit for the period		~~W~~	587,829	287,713
Adjustments for:
Income tax expense	20		201,448	157,717
Depreciation	11		1,792,776	2,169,616
Amortization of intangible assets	11		288,893	181,530
Gain on foreign currency translation			(59,510)	(69,755)
Loss on foreign currency translation			56,417	83,406
Expenses related to defined benefit plans	14		149,074	152,544
Gain on disposal of property, plant and equipment	7		(25,116)	(17,119)
Loss on disposal of property, plant and equipment	7		133	1,183
Loss on disposal of intangible assets			15	—
Impairment loss on intangible assets			239	662
Reversal of impairment loss on intangible assets			(80)	—
Finance income			(77,930)	(34,203)
Finance costs			131,787	97,543
Other income			(45)	(10,260)
Other expenses			192,249	99,585

			2,650,350	2,812,449

Change in trade accounts and notes receivable			(843,210)	(224,859)
Change in other accounts receivable			22,147	(343)
Change in other current assets			10,917	(50,440)
Change in inventories			(228,151)	(434,595)
Change in other non-current assets			(63,925)	(70,312)
Change in trade accounts and notes payable			(227,147)	305,813
Change in other accounts payable			(369,652)	(476,032)
Change in accrued expenses			90,792	86,584
Change in other current liabilities			18,872	(2,458)
Change in other non-current liabilities			368	17,806
Change in provisions			(77,917)	(76,926)
Change in defined benefit liabilities, net			(146,048)	(105,170)

			(1,812,954)	(1,030,932)

Cash generated from operating activities			1,425,225	2,069,230
Income taxes refund (paid)			(187,637)	10,682
Interests received			32,626	22,932
Interests paid			(85,294)	(126,278)

Net cash provided by operating activities		~~W~~	1,184,920	1,976,566

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2015 and 2014

(In millions of won)	2015		2014

Cash flows from investing activities:
Dividends received	~~W~~	330,006	727
Proceeds from withdrawal of deposits in banks		1,725,172	1,299,676
Increase in deposits in banks		(1,603,252)	(1,474,109)
Acquisition of investments		(287,024)	(338,649)
Proceeds from disposal of investments		24,865	8,568
Acquisition of property, plant and equipment		(1,151,380)	(1,042,440)
Proceeds from disposal of property, plant and equipment		237,502	55,848
Acquisition of intangible assets		(203,479)	(235,557)
Government grants received		2,511	2,006
Increase in long-term loans		(16,516)	—
Proceeds from disposal of other current financial assets		92	28
Acquisition of other non-current financial assets		(843)	(12,625)
Proceeds from disposal of other non-current financial assets		535	15,335

Net cash used in investing activities		(941,811)	(1,721,192)

Cash flows from financing activities:
Proceeds from short-term borrowings		—	419,941
Repayments of short-term borrowings		(219,839)	—
Proceeds from issuance of debentures		298,778	298,783
Proceeds from long-term debt		253,869	96,883
Repayments of long-term debt		—	(503,618)
Repayments of current portion of long-term debt and debentures		(334,360)	(387,993)
Dividends paid		(178,908)	—

Net cash used in financing activities		(180,460)	(76,004)

Net increase in cash and cash equivalents		62,649	179,370
Cash and cash equivalents at January 1		100,558	253,059

Cash and cash equivalents at September 30	~~W~~	163,207	432,429

See accompanying notes to the condensed separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of September 30, 2015, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common stock.

As of September 30, 2015, the Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in North America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2015, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2015, there are 31,303,446 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements of the Company as of and for the year ended December 31, 2014.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	available-for-sale financial assets measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2014.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the financial statements as of and for the year ended December 31, 2014.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2014.

5.	Inventories

Inventories as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)	September 30, 2015		December 31, 2014
Finished goods	~~W~~	713,893	653,610
Work-in-process		759,493	710,813
Raw materials		535,694	381,558
Supplies		265,746	300,694

	~~W~~	2,274,826	2,046,675

For the nine-month periods ended September 30, 2015 and 2014, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2015		2014
Inventories recognized as cost of sales	~~W~~	16,473,609	15,523,907
Including: inventory write-downs		353,398	237,483
Including: reversal and usage of inventory write-downs		(299,948)	(189,312)

6.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			September 30, 2015			December 31, 2014
Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell TFT-LCD products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Ratingen, Germany	Sell TFT-LCD products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell TFT-LCD products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell TFT-LCD products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture and sell TFT-LCD products	100%		579,747	100%		579,747
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell TFT-LCD products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture and sell TFT-LCD products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture and sell TFT-LCD products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell TFT-LCD products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell TFT-LCD products	100%		1,250	100%		1,250
L&T Display Technology (Xiamen) Limited (*1)	Xiamen, China	Manufacture LCD module and LCD TV sets	—		—	51%		—
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture and sell TFT-LCD products	100%		159,769	100%		159,769
LG Display U.S.A., Inc.	McAllen, U.S.A.	Manufacture TFT-LCD products	100%		12,353	100%		12,353
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd. (*2)	Guangzhou, China	Manufacture and sell TFT-LCD products	52%		723,086	56%		588,467

6.	Investments, Continued

(In millions of won)			September 30, 2015			December 31, 2014
Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.(*3)	Guangzhou, China	Sell TFT-LCD products	100%		218	—		—
Global OLED Technology LLC(*4)	Herndon, U.S.A.	Manage intellectual property	100%		164,322	—		—
Money Market Trust(*5)	Seoul, South Korea	Money market trust	100%		10,500	100%		18,100

				~~W~~	2,279,870		~~W~~	1,988,311

(*1)	In August 2015, L&T Display Technology (Xiamen) Limited, a subsidiary of the Company, completed liquidation.
(*2)	In January 2015, the Company contributed ~~W~~134,619 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, LG Display Guangzhou Co., Ltd. (“LGDGZ”) contributed ~~W~~118,936 million in cash for the capital increase of LGDCA in January and August 2015. The Company’s ownership percentage in LGDCA decreased from 56% to 52% and LGDGZ’s ownership percentage in LGDCA increased from 14% to 18%, respectively, as of December 31, 2014 to September 30, 2015.
(*3)	In April 2015, the Company established LG Display Guangzhou Trading Co., Ltd. to sell TFT-LCD products. As of September 30, 2015, the Company has a 100% equity interest of this subsidiary and its capital stock amounts to ~~W~~218 million as of September 30, 2015.
(*4)	In May 2015, the Company acquired 67% ownership in Gloabl OLED Technology LLC from LG Electronics Inc., LG Chem Ltd. and Idemitsu Kosan Co., Ltd. and paid ~~W~~54,025 million, ~~W~~2,990 million and ~~W~~54,025million, respectively, in cash. The Company reversed ~~W~~24,550 million, which was recognized as finance cost in 2014, for the difference between the carrying amount and the recoverable amount. In 2015, the Company’s ownership percentage in Global OLED Technology LLC increased from 33% to 100% and the Company reclassified to investments in subsidiaries as of September 30, 2015.
(*5)	In January 2015, the Company disposed ~~W~~18,100 million in MMT. As of September 30, 2015, the MMT balance as a result of its acquisition and disposal during the nine-month period ended September 30, 2015 is ~~W~~10,500 million. There was no change in the Company’s ownership percentage in MMT as a result of its disposal and acquisition.

6.	Investments, Continued

(b)	Investments in joint ventures and associates consist of the following:

(In millions of won)
			September 30, 2015			December 31, 2014
Associates and Joint Ventures	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book value
Suzhou Raken Technology Co., Ltd.	Suzhou, China	Manufacture and sell LCD modules and LCD TV sets	51%	~~W~~	120,184	51%	~~W~~	120,184
Global OLED Technology, LLC(*1)	Herndon, U.S.A.	Managing and licensing OLED patents	—		—	33%		28,732
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%		45,089	40%		45,089
TLI Inc.	Seongnam, South Korea	Manufacture and sell semiconductor parts for FPDs	10%		6,961	10%		6,961
AVACO Co., Ltd.	Daegu, South Korea	Manufacture and sell equipment for FPDs	16%		6,021	16%		6,021
New Optics Ltd.	Yangju, South Korea	Manufacture back light parts for TFT-LCDs	46%		14,221	46%		14,221
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)	Seongnam, South Korea	Develop and manufacture equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED lighting unit packages	21%		11,900	21%		11,900
LB Gemini New Growth Fund No.16 (*2)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		7,660	31%		14,065
Can Yang Investments Limited(*3)	Hong Kong	Develop, manufacture and sell LED parts	9%		7,568	9%		9,467
YAS Co., Ltd.(*4)	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	19%		10,000	19%		10,000
Narenanotech Corporation	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for FPDs	16%		10,600	16%		10,600
Glonix Co., Ltd.	Gimhae, South Korea	Manufacture and sell LCD	20%		—	20%		—
Fuhu, Inc.(*5)	Los Angeles U.S.A.	Develop and manufacture tablet for kids and contents service	10%		30,287	—		—

				~~W~~	306,821		~~W~~	313,570

6.	Investments, Continued

(*1)	In May 2015, the Company acquired additional 67% ownership in Global OLED Technology LLC and reclassified to investments in subsidiaries as of September 30, 2015.
(*2)	The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In March 2015, the Company made an additional cash investment of ~~W~~360 million in the Fund and received ~~W~~2,490 million, ~~W~~2,100 million and ~~W~~2,175 million from the Fund as capital distribution in April, July and August 2015, respectively. There were no changes in the Company’s ownership percentage in the Fund and the Company is committed to making future investments of up to an aggregate of ~~W~~30,000 million.
(*3)	In 2015, the Company recognized an impairment loss of ~~W~~1,899 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Can Yang Investments Limited which develop, manufactures and sells LED parts.
(*4)	In 2015, YAS Co., Ltd. exercised its stock option and the Controlling Company’s ownership percentage in YAS Co., Ltd. decreased from 19.2% to 18.5% as of December 31, 2014 to September 30, 2015.
(*5)	In July 2015, the Company invested ~~W~~30,287 million and acquired 500,000 shares of common stock and 1,011,280 shares of preferred stock with voting rights in Fuhu, Inc.. As of September 30, 2015, the Company’s ownership percentage in Fuhu, Inc. is 10% and the Company has the right to appoint a director to the board of directors of the investee.

For the year ended September 30, 2015, the aggregate amount of received dividends from subsidiaries, joint ventures and associates are ~~W~~25,577 million.

7.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2015 and 2014, the Company purchased property, plant and equipment of ~~W~~1,318,934 million and ~~W~~1,081,868 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~10,277 million and 3.80%, and ~~W~~18,124 million and 3.75% for the nine-month periods ended September 30, 2015 and 2014, respectively. Also, for the nine-month periods ended September 30, 2015 and 2014, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~235,788 million and ~~W~~50,980 million, respectively, and recognized ~~W~~25,116 million and ~~W~~133 million, respectively, as gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2015 (gain and loss for the nine-month period ended on September 30, 2014: ~~W~~17,119 million and ~~W~~1,183 million, respectively).

8.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The carrying amounts of capitalized development costs as of September 30, 2015 and December 31, 2014, are ~~W~~189,344 million and ~~W~~253,624 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2015 and December 31, 2014 is as follows:

(In millions of won)
	September 30, 2015		December 31, 2014

Cash and cash equivalents	~~W~~	163,207	100,558
Deposits in banks(*)		1,412,115	1,534,036
Trade accounts and notes receivable, net		4,461,437	4,015,904
Other accounts receivable, net		90,722	396,651
Available-for-sale financial assets		3,207	3,237
Deposits		13,368	13,037
Other non-current financial assets		19,522	7,859

	~~W~~	6,163,578	6,071,282

(*)	As of September 30, 2015, the amount of deposits in banks restricted in use is ~~W~~82,115 million (as of December 31, 2014: ~~W~~81,232 million).

In addition to the financial assets above, as of September 30, 2015 and December 31, 2014, the Company provides payment guarantees of ~~W~~161,258 million and ~~W~~148,392 million, respectively, for its subsidiaries.

The maximum exposure to credit risk for trade accounts and notes receivable as of September 30, 2015 and December 31, 2014 by geographic region was as follows:

(In millions of won)
	September 30, 2015		December 31, 2014

Domestic	~~W~~	483,007	406,163
Euro-zone countries		440,768	283,257
Japan		184,498	127,354
United States		1,861,688	1,816,906
China		605,542	784,896
Taiwan		527,567	368,503
Others		358,367	228,825

	~~W~~	4,461,437	4,015,904

9.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable as of September 30, 2015 and December 31, 2014 was as follows:

(In millions of won)	September 30, 2015			December 31, 2014
	Book value		Impairment loss	Book value	Impairment loss
Not past due	~~W~~	4,438,936	(372)	4,006,346	(114)
Past due 1-15 days		346	—	3,061	(25)
Past due 16-30 days		285	—	1,252	(12)
Past due 31-60 days		11,628	(116)	1,830	(18)
Past due more than 60 days		10,832	(102)	13,540	(9,956)

	~~W~~	4,462,027	(590)	4,026,029	(10,125)

The movement in the allowance for impairment in respect of receivables during the nine-month period ended September 30, 2015 and the year ended December 31, 2014 are as follows:

(In millions of won)
	2015		2014

Balance at the beginning of the period	~~W~~	10,125	9,898
Bad debt expense		419	227
Write-off		(9,954)	—

Balance at the reporting date	~~W~~	590	10,125

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2015.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	~~W~~	805,195	822,243	185,603	4,513	364,525	267,481	121
Unsecured bond issues		2,695,484	2,859,162	863,808	330,712	513,681	1,067,128	83,833
Trade accounts and notes payables		3,802,489	3,802,489	3,802,489	—	—	—	—
Other accounts payable		1,084,646	1,085,899	1,072,599	2,660	5,320	5,320	—
Payment guarantee		—	165,639	1,257	1,257	163,125	—	—

	~~W~~	8,387,814	8,735,432	5,925,756	339,142	1,046,651	1,339,929	83,954

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of September 30, 2015 and December 31, 2014 is as follows:

(In millions)	September 30, 2015
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	31	930	—	2	—
Trade accounts and notes receivable	3,361	3,433	—	—	—
Other accounts receivable	7	1	—	—	—
Long-term other accounts receivable	4	—	—	—	—
Other assets denominated in foreign currencies	—	52	—	—	—
Trade accounts and notes payable	(1,998)	(17,627)	—	—	—
Other accounts payable	(121)	(2,325)	(120)	(16)	(1)
Debt	(670)	—	—	—	—

Net exposure	614	(15,536)	(120)	(14)	(1)

(In millions)	December 31, 2014
	USD	JPY	CNY	PLN	EUR	BRL
Cash and cash equivalents	78	1,150	2	—	—	—
Trade accounts and notes receivable	3,332	7,909	—	—	—	—
Other accounts receivable	25	13	—	—	16	—
Long-term other accounts receivable	6	—	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—	—
Trade accounts and notes payable	(2,463)	(21,474)	—	—	—	—
Other accounts payable	(106)	(3,484)	(260)	(19)	(1)	(34)
Debt	(770)	—	—	—	—	—

Net exposure	102	(15,835)	(258)	(19)	15	(34)

9.	Financial Instruments, Continued

Average exchange rates applied for the nine-month periods ended September 30, 2015 and 2014 and the exchange rates at September 30, 2015 and December 31, 2014 are as follows:

(In won)	Average rate			Reporting date spot rate
	2015		2014	September 30, 2015		December 31, 2014
USD	~~W~~	1,122.29	1,041.36	~~W~~	1,194.50	1,099.20
JPY		9.28	10.11		9.97	9.20
CNY		179.20	168.93		188.23	176.81
PLN		301.16	338.29		317.29	312.49
EUR		1,251.92	1,412.26		1,343.93	1,336.52
BRL		359.37	455.31		294.29	413.62

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of September 30, 2015 and December 31, 2014, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	September 30, 2015			December 31, 2014
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	27,797	27,797	4,249	4,249
JPY (5 percent weakening)		(5,869)	(5,869)	(5,522)	(5,522)
CNY (5 percent weakening)		(856)	(856)	(1,729)	(1,729)
PLN (5 percent weakening)		(168)	(168)	(225)	(225)
EUR (5 percent weakening)		(51)	(51)	760	760
BRL (5 percent weakening)		—	—	(533)	(533)

A stronger won against the above currencies as of September 30, 2015 and December 31, 2014 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of September 30, 2015 and December 31, 2014 is as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Fixed rate instruments
Financial assets	~~W~~	1,578,516	1,637,818
Financial liabilities		(2,698,857)	(2,818,383)

	~~W~~	(1,120,341)	(1,180,565)

Variable rate instruments
Financial liabilities	~~W~~	(801,822)	(630,019)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2015 and December 31, 2014, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2015
Variable rate instruments	~~W~~	(6,078)	6,078	(6,078)	6,078

December 31, 2014
Variable rate instruments	~~W~~	(4,776)	4,776	(4,776)	4,776

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position, are as follows:

(In millions of won)	September 30, 2015				December 31, 2014
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	3,207	3,207		3,237	3,237

Assets carried at amortized cost
Cash and cash equivalents	~~W~~	163,207		(*)	100,558		(*)
Deposits in banks		1,412,115		(*)	1,534,036		(*)
Trade accounts and notes receivable		4,461,437		(*)	4,015,904		(*)
Other accounts receivable		90,722		(*)	396,651		(*)
Deposits		13,368		(*)	13,037		(*)
Other non-current financial assets		19,522		(*)	7,859		(*)
Liabilities carried at amortized cost
Unsecured bank loans	~~W~~	805,195	805,266		853,719	853,753
Unsecured bond issues		2,695,484	2,764,344		2,594,683	2,667,092
Trade accounts and notes payable		3,802,489		(*)	3,989,505		(*)
Other accounts payable		1,075,020	1,075,218		1,043,422	1,043,196
Other non-current liabilities		9,626	10,272		12,805	13,257

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values above by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2014.

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Intellectual Discovery Co., Ltd.	~~W~~	2,673	2,673
Henghao Technology Co., Ltd.		3,372	3,372

	~~W~~	6,045	6,045

9.	Financial Instruments, Continued

(e)	Fair Values, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3:	inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
September 30, 2015
Assets
Available-for-sale financial assets	~~W~~	3,207	—	—	3,207

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2014
Assets
Available-for-sale financial assets	~~W~~	3,237	—	—	3,237

9.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)	September 30, 2015				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	805,266	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,764,344	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,075,218	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	10,272	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2014				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	853,753	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,667,092	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,043,196	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	13,257	Discounted cash flow	Discount rate

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	September 30, 2015	December 31, 2014
Debentures, loans and others	1.65 ~2.42%	2.23~2.60%

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	September 30, 2015		December 31, 2014
Total liabilities	~~W~~	9,754,437	10,387,762
Total equity		11,030,739	10,624,075
Cash and deposits in banks (*1)		1,575,309	1,626,167
Borrowings (including bonds)		3,500,679	3,448,402
Total liabilities to equity ratio		88%	98%
Net borrowings to equity ratio (*2)		17%	17%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

10.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Current
Short-term borrowings	~~W~~	—	219,839
Current portion of long-term debt		1,300,195	744,283

	~~W~~	1,300,195	964,122

Non-current
Won denominated borrowings	~~W~~	3,357	4,452
Foreign currency denominated borrowings		621,139	494,640
Bonds		1,575,988	1,985,188

	~~W~~	2,200,484	2,484,280

(b)	Short-term borrowings as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of September 30, 2015 (%)	September 30, 2015		December 31, 2014
Korea Development Bank and others	—	~~W~~	—		219,839

Foreign currency equivalent			—	USD	200

		~~W~~	—		219,839

(c)	Won denominated long-term debt as of September 30, 2015 and December 31, 2014 is as follows:

(In millions of won)
Lender	Annual interest rate as of September 30, 2015 (%)	September 30, 2015		December 31, 2014
Woori Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	~~W~~	4,881	7,336

Less current portion of long-term debt			(1,524)	(2,884)

		~~W~~	3,357	4,452

10.	Financial Liabilities

(d)	Long-term debt denominated in currencies other than won as of September 30, 2015 and December 31, 2014 is as follows:

(In millions of won and USD)
Lender	Annual interest rate as of September 30, 2015 (%)(*)	September 30, 2015		December 31, 2014
Nonghyup Bank and others	3ML+0.55~1.78	~~W~~	800,314		626,544

Foreign currency equivalent		USD	670	USD	570

Less current portion of long-term debt			(179,175)		(131,904)

		~~W~~	621,139		494,640

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(e)	Details of bonds issued and outstanding as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of September 30, 2015 (%)	September 30, 2015		December 31, 2014

Won denominated bonds (*)
Publicly issued bonds	October 2015~ May 2022	2.12~4.95	~~W~~	2,700,000	2,600,000
Less discount on bonds				(4,516)	(5,317)
Less current portion				(1,119,496)	(609,495)

			~~W~~	1,575,988	1,985,188

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Changes in inventories	~~W~~	(229,469)	(536,093)	(228,151)	(434,595)
Purchases of raw materials, merchandise and others		2,852,035	3,077,719	7,893,933	7,743,677
Depreciation and amortization		676,236	704,478	2,081,669	2,351,146
Outsourcing fees		1,580,417	1,181,132	3,830,239	2,947,010
Labor costs		650,481	617,733	1,910,362	1,867,575
Supplies and others		237,136	207,713	679,644	625,273
Utility		191,267	188,110	549,207	534,124
Fees and commissions		113,017	100,706	325,911	278,198
Shipping costs		33,504	36,092	96,106	101,517
Advertising		93,774	25,330	191,123	83,095
Warranty expenses		30,692	25,110	80,766	61,160
Travel		16,393	12,133	44,716	35,468
Taxes and dues		11,596	17,033	36,639	44,654
Others		218,445	261,326	776,631	774,881

	~~W~~	6,475,524	5,918,522	18,268,795	17,013,183

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Salaries	~~W~~	46,277	43,364	136,118	129,356
Expenses related to defined benefit plans		6,534	6,013	19,735	21,066
Other employee benefits		13,875	9,894	34,367	26,756
Shipping costs		27,010	25,673	76,772	71,945
Fees and commissions		27,458	31,838	96,821	84,340
Depreciation		19,410	17,920	60,123	54,648
Taxes and dues		640	649	2,193	1,917
Advertising		93,774	25,330	191,123	83,095
Warranty expenses		30,692	25,110	80,766	61,160
Rent		2,327	2,354	7,034	7,003
Insurance		1,838	736	4,258	3,777
Travel		4,263	3,952	12,133	12,021
Training		3,585	3,456	10,285	8,268
Others		8,245	8,096	25,791	20,835

	~~W~~	285,928	204,385	757,519	586,187

13.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Rental income	~~W~~	819	887	2,609	2,697
Foreign currency gain		282,427	132,689	636,308	503,749
Gain on disposal of property, plant and equipment		1,251	6,526	25,116	17,119
Reversal of impairment loss on intangible assets		105	—	80	—
Reversal of allowance for doubtful accounts for other receivables		537	300	45	—
Commission earned		279	1,021	929	1,938
Others		12,209	3,146	13,463	45,150

	~~W~~	297,627	144,569	678,550	570,653

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Other bad debt expense	~~W~~	—	—	—	244
Foreign currency loss		267,166	141,724	592,196	450,587
Loss on disposal of property, plant and equipment		2	1	133	1,183
Loss on disposal of intangible assets		15	—	15	—
Impairment loss on intangible assets		—	44	239	662
Donations		1,316	1,273	8,092	8,467
Expenses related to legal proceedings or claims and others		2,471	5,277	126,656	38,339

	~~W~~	270,970	148,319	727,331	499,482

14.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Recognized liabilities for defined benefit plans as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Present value of partially funded defined benefit obligations	~~W~~	1,228,985	1,114,219
Fair value of plan assets		(899,223)	(790,509)

	~~W~~	329,762	323,710

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Current service cost	~~W~~	46,875	39,970	140,625	119,008
Past service cost		—	—	—	21,990
Net interest cost		2,816	3,754	8,449	11,546

	~~W~~	49,691	43,724	149,074	152,544

(c)	Plan assets as of September 30, 2015 and December 31, 2014 are as follows

(In millions of won)
	September 30, 2015		December 31, 2014
Guaranteed deposits in banks	~~W~~	899,223	790,509

As of September 30, 2015, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd. and Shinhan Bank.

(d)	Remeasurements of net defined benefit liabilities included in other comprehensive loss for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Remeasurements of net defined benefit liabilities	~~W~~	(684)	(357)	(3,023)	(3,930)
Income tax		166	86	732	951

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(518)	(271)	(2,291)	(2,979)

15.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Finance income
Interest income	~~W~~	9,688	9,606	27,802	30,562
Dividend income		760	—	25,577	727
Foreign currency gain		3,484	672	6,239	6,384
Gain on disposal of available-for-sale financial assets		—	—	—	775
Reversal of loss on impairment of investments		—	—	24,550	—

	~~W~~	13,932	10,278	84,168	38,448

Finance costs
Interest expense	~~W~~	26,727	23,244	78,915	83,959
Foreign currency loss		44,989	30,365	60,370	16,035
Loss on early redemption of debt		—	—	—	6,986
Loss on impairment of investments		—	—	1,899	—
Loss on disposal of investments		—	—	—	5,408
Loss on sale of trade accounts and notes receivable		—	—	—	51

	~~W~~	71,716	53,609	141,184	112,439

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Net change in fair value of available-for-sale financial assets	~~W~~	15	—	45	402
Tax effect		(4)	—	(11)	(97)

Finance income recognized in other comprehensive income after tax	~~W~~	11	—	34	305

16.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,293 million (~~W~~2,738,988 million) in connection with the Company’s export sales transactions with its subsidiaries. As of September 30, 2015, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~100,000 million in connection with its domestic sales transactions and, as of September 30, 2015, no accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of September 30, 2015, the Company has agreements in relation to the opening of letters of credit up to USD 15 million (~~W~~17,918 million) with Korea Exchange Bank, USD 15 million (~~W~~17,918 million) with China Construction Bank, USD 80 million (~~W~~95,560 million) with Bank of China, USD 50 million (~~W~~59,725 million) with Sumitomo Mitsui Banking Corporation and USD 30 million (~~W~~35,835 million) with Hana Bank.

Payment guarantees

The Company obtained payment guarantees from Korea Exchange Bank for borrowings amounting to USD 200 million (~~W~~238,900 million) and USD 8.5 million (~~W~~10,153 million) from Shinhan Bank for value added tax payments in Poland. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Yantai, Co., Ltd. amounting to USD 135 million (~~W~~161,258 million) for principals and related interests.

License agreements

As of September 30, 2015, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

17.	Legal proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Company does not have a present obligation for this matter and has not recognized any provision at September 30, 2015. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Company does not have a present obligation for this matter and has not recognized any provision at September 30, 2015. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Anti-trust litigations

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. As of September 30, 2015, the Company is currently defending against Costco Wholesale Corp.. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed in 2007 against the Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Company is pursuing an appeal of the class certification decision. The actions in Quebec and British Columbia are in abeyance. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

During the nine-month period ended September 30, 2015, provision-current decreased by ~~W~~197,238 million primarily due to reclassification to payable accounts upon finalization of related litigations. In addition, based on the developments of the above pending proceedings, the Company updated its estimates on the amount of potential outflow of resources which resulted in an increase of ~~W~~111,356 million in provision-current. While the Company continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

18.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of September 30, 2015 and December 31, 2014, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2014 to September 30, 2015.

(b)	Reserve

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Related parties

Related parties as of September 30, 2015 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries, associates and joint ventures are described in note 6.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries, associates and joint ventures as of September 30, 2015 and December 31, 2014 are as follows:

Classification	September 30, 2015	December 31, 2014
Subsidiaries of Associates	ADP System Co., Ltd.	ADP System Co., Ltd.
	New Optics USA, Inc.	-

Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Hi Business Logistics Co., Ltd.	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Hi M Solutek	Hi M Solutek
	Inspur LG Digital Mobile Communication Co., Ltd.	-
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	Hi Logistics Europe B.V.	Hi Logistics Europe B.V.
	LG Electronics Mlawa Sp. z o.o.	-
	LG Electronics U.S.A., Inc.	-
	-	LG Innotek Poland Sp z o.o.
	-	LG Electronics Vietnam Co., Ltd.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.

19.	Related Parties, Continued

Classification	September 30, 2015	December 31, 2014
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing Display Co., Ltd.	LG Electronics Nanjing Display Co., Ltd.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics (Kunshan) Computer Co., Ltd.	LG Electronics (Kunshan) Computer Co., Ltd.
	-	LG Electronics Alabama Inc.
	LG Electronics Reynosa S.A. DE C.V.	LG Electronics Reynosa S.A. DE C.V.
	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	-	LG Electronics Philippines Inc.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia

(b)	Key management personnel compensation

Compensation costs of key management for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Short-term benefits	~~W~~	731	729	2,228	1,909
Expenses related to the defined benefit plan		73	70	305	284

	~~W~~	804	799	2,533	2,193

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

19.	Related Parties, Continued

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended September 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	3,053,016	—	—	—	—	—
LG Display Japan Co., Ltd.		404,208	—	—	—	—	—
LG Display Germany GmbH		519,778	—	—	—	—	1,348
LG Display Taiwan Co., Ltd.		457,535	—	—	—	—	125
LG Display Nanjing Co., Ltd.		216	—	—	—	109,988	—
LG Display Shanghai Co., Ltd.		346,677	—	—	—	—	57
LG Display Poland Sp. z o.o.		146	—	10	—	15,418	—
LG Display Guangzhou Co., Ltd.		7,133	—	3,450	—	562,961	2,172
LG Display Shenzhen Co., Ltd.		429,700	—	—	—	—	1
LG Display Yantai Co., Ltd.		10,572	—	8,120	—	745,166	2,944
LG Display (China) Co., Ltd.		41	—	113,337	—	—	—
LG Display Singapore Pte. Ltd.		245,153	—	—	—	—	6
L&T Display Technology (Fujian) Limited		113,472	—	—	—	—	—
Nanumnuri Co., Ltd.		13	—	—	—	—	2,544
Global OLED Technology LLC		—		—	—	—	713
LG Display Guangzhou Trading		94,392	—	—	—	—	—

	~~W~~	5,682,052	—	124,917	—	1,433,533	9,910

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	27,077	—	—	—	—	—

Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	14,788	—	1,578	73
New Optics USA, Inc.		—	—	—	—	5,678	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		2	—	8	11,586	—	54
TLI Inc.		—	—	23,730	—	—	271
AVACO Co., Ltd.		—	—	252	15,722	—	1,578
AVATEC Co., Ltd.		—	—	—	—	17,953	595
Paju Electric Glass Co., Ltd.		—	—	110,605	—	—	916
LB Gemini New Growth Fund No.16		—	760	—	—	—	—
Narenanotech Corporation		1	—	215	5,748	—	100
Glonix Co., Ltd.		2	—	—	—	—	63
ADP System Co., Ltd.		—	—	259	397	—	178
YAS Co., Ltd.		2	—	226	4,749	—	166

	~~W~~	7	760	150,083	38,202	25,209	3,994

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	410,096	—	4,437	61,892	—	30,399

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	51,447	—	—	—	—	47
LG Electronics Vietnam Haiphong Co., Ltd.		21,778	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		—	—	—	—	—	22
LG Electronics (Kunshan) Computer Co., Ltd.		—	—	—	—	—	—
Hi Business Logistics Co., Ltd.		11	—	—	—	—	7,089
LG Innotek Co., Ltd.		1,613	—	68,787	—	—	10,010
LG Hitachi Water Solutions Co., Ltd.		—	—	—	19,530	—	—
Inspur LG Digital Mobile Communication Co., Ltd.		29,525	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		39,821	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	6,164
Others		7,096	—	—	—	—	3,032

	~~W~~	151,291	—	68,787	19,530	—	26,364

	~~W~~	6,270,523	760	348,224	119,624	1,458,742	70,667

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	7,756,615	—	2	—	—	19
LG Display Japan Co., Ltd.		1,216,552	—	—	—	—	954
LG Display Germany GmbH		1,580,387	—	—	—	—	9,174
LG Display Taiwan Co., Ltd.		1,496,590	—	—	—	—	486
LG Display Nanjing Co., Ltd.		18,448	—	13	—	294,284	—
LG Display Shanghai Co., Ltd.		1,142,476	—	—	—	—	67
LG Display Poland Sp. z o.o.		466	—	21	—	46,403	—
LG Display Guangzhou Co., Ltd.		19,225	—	10,253	—	1,568,210	7,159
LG Display Shenzhen Co., Ltd.		1,402,975	—	—	—	—	4
LG Display Yantai Co., Ltd.		31,976	—	22,663	—	1,408,974	8,370
LG Display (China) Co., Ltd.		1,205	—	186,395	—	—	—
LG Display U.S.A., Inc.		4,332	—	—	—	—	—
LG Display Singapore Pte. Ltd.		890,175	—	—	—	—	6
L&T Display Technology (Fujian) Limited		385,438	—	—	—	—	142
Nanumnuri Co., Ltd.		39	—	—	—	—	7,308
Global OLED Technology LLC		—		—		—	2,710
LG Display Guangzhou Trading		117,175	—	—	—	—	—

	~~W~~	16,064,074	—	219,347	—	3,317,871	36,399

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	123,291	—	—	—	—	—

Associates and their subsidiaries
New Optics Ltd.	~~W~~	1	—	35,996	—	4,557	376
New Optics USA, Inc.		—	—	—	—	26,583	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		2	—	33	33,632	—	54
TLI Inc.		—	101	61,984	—	—	530
AVACO Co., Ltd.		—	128	1,040	58,393	—	3,994
AVATEC Co., Ltd.		—	530	278	—	32,693	1,282
Paju Electric Glass Co., Ltd.		—	24,058	326,290	—	—	1,987
LB Gemini New Growth Fund No.16		—	760	—	—	—	—
Narenanotech Corporation		1	—	419	12,188	—	496
Glonix Co., Ltd.		2	—	4,192	—	—	98
ADP System Co., Ltd.		—	—	1,935	2,075	—	438
YAS Co., Ltd.		2	—	411	15,882	—	529

	~~W~~	8	25,577	432,578	122,170	63,833	9,784

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,334,965	—	36,386	198,207	—	115,098

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	130,491	—	—	—	—	86
LG Electronics Vietnam Haiphong Co., Ltd.		70,241	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	182
LG Electronics (Kunshan) Computer Co., Ltd.		9,282	—	—	—	—	—
Hi Business Logistics Co., Ltd.		31	—	—	—	—	22,302
LG Innotek Co., Ltd.		4,017	—	228,694	—	—	11,107
LG Hitachi Water Solutions Co., Ltd.		—	—	—	36,947	—	—
Inspur LG Digital Mobile Communication Co., Ltd.		56,316	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		185,597	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	18,989
Others		13,525	—	3	—	—	5,661

	~~W~~	482,402	—	228,697	36,947	—	58,327

	~~W~~	18,004,740	25,577	917,008	357,324	3,381,704	219,608

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2014
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,105,025	—	—	—	—	3
LG Display Japan Co., Ltd.		393,917	—	—	—	—	65
LG Display Germany GmbH		767,216	—	—	—	—	1,656
LG Display Taiwan Co., Ltd.		560,020	—	—	—	—	217
LG Display Nanjing Co., Ltd.		509	—	5	—	99,020	—
LG Display Shanghai Co., Ltd.		483,363	—	—	—	—	28
LG Display Poland Sp. z o.o.		73	—	8	—	16,811	—
LG Display Guangzhou Co., Ltd.		13,904	—	3,315	—	586,158	1,835
LG Display Shenzhen Co., Ltd.		545,144	—	—	—	—	7
LG Display Yantai Co., Ltd.		5,812	—	4,030	—	233,870	453
LG Display (China) Co., Ltd.		—	—	106,791	—	—	23
LG Display U.S.A., Inc.		17,459	—	—	—	—	—
LG Display Singapore Pte. Ltd.		272,204	—	—	—	—	6
L&T Display Technology (Fujian) Limited		99,853	—	16	—	—	30
Nanumnuri Co., Ltd.		13	—	—	—	—	2,105

	~~W~~	5,264,512	—	114,165	—	935,859	6,428

Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	47,086	—	—	—	37,983	—

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2014
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	14,247	—	2,897	149
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		—	—	4	1,428	—	300
TLI Inc.		—	—	20,739	—	—	400
AVACO Co., Ltd.		—	—	495	6,413	—	565
AVATEC Co., Ltd.		—	—	44	—	29,541	149
Paju Electric Glass Co., Ltd.		—	—	134,702	—	—	862
Narenanotech Corporation		—	—	200	1,368	—	173
Glonix Co., Ltd.		—	—	6,012	—	—	52
ADP System Co., Ltd.		—	—	246	338	—	45
YAS Co., Ltd.		—	—	211	2,663	—	82

	~~W~~	—	—	176,900	12,210	32,438	2,777

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	541,576	—	20,358	38,471	—	10,344

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	43,503	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		13,535	—	—	—	—	2
LG Electronics Thailand Co., Ltd.		19,279	—	—	—	—	—

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended September 30, 2014
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~	2,763	—	—	—	—	—
LG Electronics do Brasil Ltda.		3,618	—	—	—	—	140
LG Electronics (Kunshan) Computer Co., Ltd.		5,707	—	—	—	—	—
Hi Business Logistics Co., Ltd.		11	—	—	—	—	7,680
LG Innotek Co., Ltd.		749	—	154,109	—	—	522
LG Hitachi Water Solutions Co., Ltd.		—	—	—	5,328	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		48,857	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	6,177
Others		1,653	—	2	—	—	1,117

	~~W~~	139,675	—	154,111	5,328	—	15,638

	~~W~~	5,992,849	—	465,534	56,009	1,006,280	35,187

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2014
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	5,314,324	—	3	—	—	3
LG Display Japan Co., Ltd.		1,227,587	—	—	—	—	74
LG Display Germany GmbH		2,103,109	—	—	—	—	3,337
LG Display Taiwan Co., Ltd.		1,687,424	—	—	—	—	379
LG Display Nanjing Co., Ltd.		1,685	—	12	—	270,258	—
LG Display Shanghai Co., Ltd.		1,899,360	—	—	—	—	95
LG Display Poland Sp. z o.o.		360	—	55	—	56,513	—
LG Display Guangzhou Co., Ltd.		22,080	—	10,967	—	1,514,018	4,138
LG Display Shenzhen Co., Ltd.		1,362,991	—	—	—	—	16
LG Display Yantai Co., Ltd.		21,925	—	7,144	—	455,976	1,640
LG Display (China) Co., Ltd.		31,522	—	106,791	—	—	23
LUCOM Display Technology (Kunshan) Limited		505	—	—	—	9,464	—
LG Display U.S.A., Inc.		67,271	—	—	—	—	—
LG Display Singapore Pte. Ltd.		908,027	—	—	—	—	230
L&T Display Technology (Fujian) Limited		348,041	—	19	—	—	196
Nanumnuri Co., Ltd.		31	—	—	—	—	5,878

	~~W~~	14,996,242	—	124,991	—	2,306,229	16,009

Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	159,915	—	—	—	102,372	—

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2014
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	39,248	—	7,990	887
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		—	—	413	14,816	—	307
TLI Inc.		—	—	54,507	—	—	2,255
AVACO Co., Ltd.		—	41	1,086	37,241	—	2,100
AVATEC Co., Ltd.		—	265	84	—	58,825	194
Paju Electric Glass Co., Ltd.		—	—	477,886	—	—	2,267
Narenanotech Corporation		—	180	301	8,069	—	1,190
Glonix Co., Ltd.		—	—	17,198	—	—	232
ADP System Co., Ltd.		—	—	811	893	—	210
YAS Co., Ltd.		—	—	648	6,970	—	222

	~~W~~	—	486	592,182	67,989	66,815	9,864

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,155,371	—	43,408	148,558	—	28,643

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	94,651	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		35,663	—	—	—	—	2
LG Electronics Thailand Co., Ltd.		45,229	—	—	—	—	—

19.	Related Parties, Continued

(In millions of won)	For the nine-month period ended September 30, 2014
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~	19,793	—	—	—	—	—
LG Electronics do Brasil Ltda.		6,741	—	—	—	—	313
LG Electronics (Kunshan) Computer Co., Ltd.		10,518	—	—	—	—	—
Hi Business Logistics Co., Ltd.		31	—	—	—	—	21,848
LG Innotek Co., Ltd.		2,247	—	400,310	—	—	2,372
LG Hitachi Water Solutions Co., Ltd.		—	—	—	24,382	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		108,772	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	18,000
Others		1,662	—	806	—	—	2,913

	~~W~~	325,307	—	401,116	24,382	—	45,448

	~~W~~	16,636,835	486	1,161,697	240,929	2,475,416	99,964

19.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	September 30, 2015		December 31, 2014	September 30, 2015	December 31, 2014
Subsidiaries
LG Display America, Inc.	~~W~~	1,850,842	1,810,674	—	—
LG Display Japan Co., Ltd.		184,489	128,248	—	—
LG Display Germany GmbH		440,753	306,277	7,522	6,312
LG Display Taiwan Co., Ltd.		527,348	368,188	30	52
LG Display Nanjing Co., Ltd.		290	19,732	62,140	86,499
LG Display Shanghai Co., Ltd.		135,736	311,532	22	20
LG Display Poland Sp. z o.o.		115	131	10,393	10,746
LG Display Guangzhou Co., Ltd.		3,055	307,469	566,292	772,702
LG Display Shenzhen Co., Ltd.		188,160	260,602	—	—
LG Display Yantai Co., Ltd.		789	2,214	681,905	447,994
LG Display (China) Co., Ltd.		43	—	48,512	12,147
LG Display U.S.A., Inc.		—	4,397	—	2,923
LG Display Singapore Pte. Ltd.		61,175	106,506	—	—
L&T Display Technology (Fujian) Limited		53,748	81,898	393,294	199,470
Nanumnuri Co., Ltd.		—	—	1,127	1,077
Global OLED Technology LLC(*)		—	—	—	505
LG Display Guangzhou Trading		121,026	—	—	—

	~~W~~	3,567,569	3,707,868	1,771,237	1,540,447

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	September 30, 2015		December 31, 2014	September 30, 2015	December 31, 2014
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	11,738	27,750	—	—

Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	440	10,230	14,785
New Optics USA, Inc.		—	—	9,526	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		949	—	7,484	2,471
TLI Inc.		—	—	16,128	14,086
AVACO Co., Ltd.		—	—	7,773	12,700
AVATEC Co., Ltd.		—	—	8,266	10,645
Paju Electric Glass Co., Ltd.		—	—	75,932	82,792
Narenanotech Corporation		281	—	1,223	1,532
Glonix Co., Ltd.		949	—	9	1,752
ADP System Co., Ltd.		—	—	551	1,822
YAS Co., Ltd.		949	—	2,563	7,300

	~~W~~	3,128	440	139,685	149,885

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	453,020	379,977	177,851	110,281

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	September 30, 2015		December 31, 2014	September 30, 2015	December 31, 2014
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	87	4	77,541	84,931
LG Hitachi Water Solutions Co., Ltd.		—	—	22,981	7,079
Hi Entech Co., Ltd.		—	—	3,843	5,954
Inspur LG Digital Mobile Communication Co., Ltd.		30,098	—	—	—
LG Electronics India Pvt. Ltd.		30,659	13,825	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		19,302	13,491	—	—
LG Electronics Thailand Co., Ltd.		—	17,792	—	—
LG Electronics (Kunshan) Computer Co., Ltd.		—	3,776	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		25,955	65,641	—	—
Others		7,354	3,306	5,066	5,008

	~~W~~	113,455	117,835	109,431	102,972

	~~W~~	4,148,910	4,233,870	2,198,204	1,903,585

(*)	The Company acquired additional ownership in Global OLED Technology and classified it as subsidiaries as of September 30, 2015.

19.	Related Parties, Continued

(e)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the nine-month period ended September 30, 2015 are as follows:

(In millions of won)
Associates	Loans		Collection of loans
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)	~~W~~	1,000	—
Narenanotech Corporation		300	—
Glonix Co., Ltd.		1,000	—
YAS Co., Ltd.		1,000	—

	~~W~~	3,300	—

20.	Income Taxes

(a)	Details of income tax expense for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Current tax expense (benefit)	~~W~~	62,352	18,566	131,178	6,917
Deferred tax expense (benefit)		(26,137)	34,426	70,270	150,800

Income tax expense	~~W~~	36,215	52,992	201,448	157,717

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

Deferred tax assets and liabilities as of September 30, 2015 and December 31, 2014 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	September 30, 2015		December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Other accounts receivable, net	~~W~~	—	—	(2,264)	(3,440)	(2,264)	(3,440)
Inventories, net		34,999	44,543	—	—	34,999	44,543
Available-for-sale financial assets		—	—	(99)	(88)	(99)	(88)
Defined benefit liabilities, net		69,179	112,213	—	—	69,179	112,213
Accrued expenses		154,052	173,635	—	—	154,052	173,635
Property, plant and equipment		151,658	129,370	—	—	151,658	129,370
Intangible assets		577	1,423	—	—	577	1,423
Provisions		14,271	12,710	—	—	14,271	12,710
Gain or loss on foreign currency translation, net		12	169	(1)	(1)	11	168
Others		7,539	16,326	—	—	7,539	16,326
Tax credit carryforwards		384,491	397,105	—	—	384,491	397,105

Deferred tax assets (liabilities)	~~W~~	816,778	887,494	(2,364)	(3,529)	814,414	883,965

Statutory tax rate applicable to the Company is 24.2% for the nine-month periods ended September 30, 2015 and 2014.

21.	Earnings per Share

(a)	Basic earnings per share for the three-month and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In won and number of shares)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2015		2014	2015	2014
Profit for the period	~~W~~	84,551,821,036	253,601,296,654	587,828,733,441	287,713,068,030
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings per share	~~W~~	236	709	1,643	804

For the three-month and nine-month periods ended September 30 2015 and 2014, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the three-month and nine-month periods ended September 30, 2015 and 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: November 16, 2015	By:	/s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / Vice President